SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Individual and Consolidated

Interim Financial Information - ITR

GOL Linhas Aéreas Inteligentes S.A.

June 30, 2015

and Report on Review of Interim Financial Information

GOL Linhas Aéreas Inteligentes S.A.

Individual and Consolidated Interim Financial Information - ITR

June 30, 2015

Contents

Performance report	01
Audit committee statement	07
Directors' statement on the interim financial information	08
Directors' statement on the auditor’s report on review of interim financial information	09
Independent auditor’s report on the interim financial information	10
Capital	12

Individual interim financial information – ITR for the period ended June 30, 2015

Statements of financial position	13
Statements of operations	15
Statements of comprehensive loss	16
Statements of cash flows	17
Statements of changes in equity	18
Statements of value added	20

Consolidated interim financial information - ITR for the period ended June 30, 2015

Statements of financial position	21
Statements of operations	23
Statements of comprehensive loss	24
Statements of cash flows	25
Statements of changes in equity	27
Statements of value added	29
Notes to the interim financial information - ITR	30

Message from Management

The financial results for the second quarter reflect the challenging economic environment. We highlight the devaluation of the Brazilian Real against the US Dollar by 40.9%, compared to the same period in 2014, and inflation which reached 9.56% in the last twelve months.

Due to this scenario, net revenue reached R$2,1 billion, a decrease of 10.5% over the second quarter of 2014 and the costs and expenses increase of 1.6%, totaling R$2.4 billion in the same period. Therefore, the negative operating result (EBIT) of R$251.1 million and the net loss of R$243.6 million ended the continuing evolution we saw in the last nine quarters.

We closed the second quarter with a cash position of R$2.1 billion, representing 20.9% of net revenue in the last twelve months. Since the end of the quarter, we have further strengthened our liquidity through initiatives already announced to the market.

Therefore, on July 10, 2015 we announced an operation between GOL, its controlling shareholder, Delta Air Lines and the other shareholders, to be completed in the third quarter of this year. This transaction forecasts a capital increase of up to US$90 million by the controlling shareholder and up to US$56 million by Delta and other shareholders. We will also be issued a loan of up to US$300 million, with Delta as guarantor.

Upon completion, our cash position is even more robust, representing approximately 30% of net revenue, ensuring the continuity and sustainability of our current projects as well as the execution of our strategic plan.

On the operational side, among some important achievements we have reached in recent months, we highlight the leadership of the on time performance in 2015 – 95.32% of our flights take off on the scheduled time in the period, according to data from Infraero. We were also the airline that has futher developed the load factor year to date, according to data from ANAC, with an increase of 2.1 percentage points compared to 2014.

In addition, we maintained our leadership in the number of passengers transported in the domestic market in 1H15, as well as in the number of tickets issued to corporate customers. According to data from the Brazilian Association of Corporate Travel Agencies (ABRACORP), our share reached 32.4% in the period.

Regarding our supply, we will maintain our disciplined capacity management for the year. Since 2011, GOL has been the airline that reduced seat supply  by the largest number among the companies serving the domestic market, totaling about 7.0 billion ASK or 14%.

In this sense, we announced a new supply projection for 2015, from zero to 1% reduction in the number of seats for the domestic market, resulting in a decrease of 2% to 4% in 2H15, when compared to the same period of 2014. We will monitor the development over the coming months and, if necessary, we will revisit these figures. It is worth mentioning that we are always evaluating the revision of all projections, especially in such a challenging and volatile phase the country's economy is going through.

Regarding costs, reduction and efficiency improvement initiatives have already showed results in 1H15. Supported by two renowned consulting firms, Boston Consulting Group (BCG) and McKinsey & Company (McKinsey) we have implemented several actions to reach 100% of manageable costs.

In order to maintain our leadership and increasingly match our customers’ expectations and preferences, we took an important step torwards our innovation path, anticipating trends in the Brazilian aviation sector: we will be the first airline in Central and South America to offer free wi-fi internet access, with satellite connection. Our first aircraft equipped with this system is expected to start operations in mid 2016. With this, we will offer the most complete on-board entertainment solution across the continent, with movies, cartoons, series and games, music, in-flight maps, plus live television.

Consolidating all the important achievements we have reached over the past years, on July 15 we launched our new brand emphasizing that GOL will maintain its innovative features, introducing new products, services, technologies and customer care standards, positioning itself at the forefront of the aviation sector. That same day, we also celebrated the delivery of the hundredth aircraft received directly from Boeing with the new logo, which is already flying.

We, the Team of Eagles, will relentlessly continue with dedication, doing the best we can for our customers, our investors and our partners, getting prepared for the resumption of economic growth in Brazil. Thank you for your continued confidence.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

Operating and Financial Indicators

Traffic Data	2Q15	2Q14	% Var.	1H15	1H14	% Var.
Aviation Market - GOL
RPK GOL – Total	9,114	8,734	4.3%	19,286	18,273	5.5%
RPK GOL – Domestic	8,125	7,759	4.7%	17,045	16,261	4.8%
RPK GOL – International	989	975	1.4%	2,241	2,013	11.3%
ASK GOL – Total	11,870	11,619	2.2%	24,903	24,147	3.1%
ASK GOL – Domestic	10,419	10,213	2.0%	21,727	21,289	2.1%
ASK GOL - International	1,451	1,405	3.3%	3,176	2,859	11.1%
GOL Load Factor - Total	76.8%	75.2%	1.6 p.p	77.4%	75.7%	1.8 p.p
GOL Load Factor - Domestic	78.0%	76.0%	2.0 p.p	78.5%	76.4%	2.1 p.p
GOL Load Factor - International	68.2%	69.4%	-1.2 p.p	70.6%	70.4%	0.2 p.p
Operational Data	2Q15	2Q14	% Var.	1H15	1H14	% Var.
Revenue Passengers - Pax on board ('000)	9,388.3	9,233.6	1.7%	19,509.2	19,061.5	2.3%
Aircraft Utilization (Block Hours/Day)	11.2	11.0	1.1%	11.4	11.3	0.9%
Departures	77,133	75,266	2.5%	157,947	154,399	2.3%
Average Stage Length (km)	912	903	1.0%	932	906	2.9%
Fuel consumption (mm liters)	371	363	2.1%	773	749	3.2%
Full-time employees at period end	16,830	16,302	3.2%	16,830	16,302	3.2%
Average Operating Fleet	125	124	1.0%	128	125	2.3%
Dados Financeiros	2Q15	2Q14	% Var.	1H15	1H14	% Var.
Net YIELD (R$ cents)	20.26	24.40	-17.0%	21.12	24.16	-12.6%
Net PRASK (R$ cents)	15.56	18.34	-15.2%	16.36	18.29	-10.5%
Net RASK (R$ cents)	17.95	20.50	-12.4%	18.62	20.19	-7.8%
CASK (R$ cents)	20.06	20.16	-0.5%	19.00	19.43	-2.2%
CASK ex-fuel (R$ cents)	13.14	12.35	6.4%	12.54	11.48	9.2%
Spread RASK – CASK (R$ cents)	3.0729	2.2296	37.8%	2.9716	2.2974	29.3%
Average Exchange Rate[1]	3.1026	2.2025	40.9%	3.1026	2.2025	40.9%
End of period Exchange Rate[1]	58.0	103.1	-43.8%	53.3	100.9	-47.2%
WTI (avg. per barrel, US$)[2]	2.21	2.50	-11.4%	2.08	2.56	-18.8%
Price per liter Fuel (R$)[3]	0.47	0.76	-38.8%	0.45	0.77	-41.5%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed.

Domestic market – GOL

      Domestic supply increased 2.0% over 2Q14 and 2.1% compared to 1H14, reflecting lower supply in 2Q14, when the Company reduced capacity during the 2014 FIFA World Cup held in Brazil.

      Domestic demand increased by 4.7% in the quarter and 4.8% in 1H15, leading the domestic load factor to 78.0%, an increase of 2.0 p.p. compared to 2Q14, and 78.5%, an increase of 2.1 p.p. compared to 1H14.

      During the quarter, GOL transported 8.9 million passengers in the domestic market and 18.5 million passengers accumulated over the year, representing an increase of 1.9% and 2.2%, both compared to the same period in 2014. For 1H15, GOL was once again the leading airline in the number of passenger transported in the Brazilian domestic market.

      Even with reduced economic activity in the country, GOL remained the leader in tickets sold to corporate passengers in the Brazilian domestic market, with a share of 32.4% in the semester – according to the Brazilian Association of Corporate Travel Agencies (Abracorp).

International market - GOL

      GOL’s international supply increased by 3.3% in the quarter and 11.1% in 1H15, compared to 2014. International demand showed an increase of 1.4% between April and June, registering load factor of 68.2%, and,  in 1H15, an increase of 11.3%, leading the international load factor to 70.6%. The Company is adjusting its international network by changing frequency in some destinations and opening other international bases in order to capture market opportunities in the region.

      During the quarter, GOL transported 463.3 thousand passengers in the international market, 2.8% less than in 2014. For 1H15, the Company transported 1.042 million passengers, an increase of 5.3% compared to the same period in 2014.

PRASK and Yield

      Reflecting the economic activity slowdown in the country, the lower volume of corporate passengers and the increase of the number of leisure passengers stimulated by price variations, yield fell by 17.0% in the quarter and 12.6% in the first semester of the year. PRASK partially benefited due to increased load factor by 1.6 p.p. in 2Q15 and 1.8 p.p. in 1H15, dropping by 15.2% and 10.5% respectively, compared to the same period 2014.

Operational fleet and fleet plan

Fleet plan	2015	2016	2017	>2016	Total
Fleet (End of Period)	140	139	142
Aircraft Commitments (R$ million)*	778.6	1,617.9	2,491.2	40,415.1	45,302.7
Pre-Delivery Payments (R$ million)	239.6	180.1	312.9	5,350.7	6,083.3

*Considers aircraft list price

Fleet (End of Period)	2Q15	2Q14	Var.	1Q15	Var.
Boeing 737-NG Family	142	146	-4	140	2
737-800 NG	106	110	-4	105	1
737-700 NG	36	36	-	35	1
737-300 Classic*	-	9	-9	-	-
767-300/200*	-	1	-1	-	-
Opening for rent Type
Financial Leasing (737-NG and 767)	45	46	-1	45	-
Operating Leasing	97	101	-4	95	2

*Non-operational

At the end of 2Q15, out of a total of 142 Boeing 737-NG aircraft, GOL was operating 134 aircraft on its routes. Of the 8 remaining aircraft, 1 was in the process of being returned to it lessor and 7 was sent via sub-leasing to a European airline.

GOL has 97 aircraft under operating leases and 45 under financial leases, 40 of which with a purchase option when their leasing contracts expire. In 2Q15, GOL received 3 aircraft B737 NG under operating lease and returned 1 B737 NGs.

The average age of the fleet was 7.4 years at the end of 2Q15. In order to maintain this indicator at low levels, the Company has 127 firm aircraft acquisition orders with Boeing for fleet renewal by 2026.

Capex

GOL posted a net investment of R$358.4 million in 1H15, considering the return of the pre-delivery deposits returns when the aircraft is delivered. For more details on changes in property, plant and equipment, see Note 16 to the financial statements.

2015 Financial guidance

2015 Financial Guidance	From	To	2Q15 Results
Annual Change in Domestic Supply (ASK)	0	-1%	+2.1%
Average Exchange Rate (R$ /US$)	3.15	2.95	2.97
Jet Fuel Price	2.30	2.10	2.08
Operating Margin (EBIT)	2%	3.5%	-2.1%

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends.

Highlights of the subsidiary Smiles’ results in 2Q15

    Gross revenue¹ grows 65.9% compared to 2Q14 and reaches R$392.1 mi;

    Number of accrued miles grows 31.5% compared to 2Q14;

    Miles redeemed increase by 28.2% compared to 2Q14;

    Net revenue grows 80.9% compared to 2Q14 and reaches R$275.5 mi;

    Smiles&Money revenue of R$76.9 mi, 104.4% higher than in 2Q14;

    Net income increase by 39.5% compared to 2Q14, reaching R$89.4 mi;

    New product: Boarding rate with miles, the Smiles 100% miles experience;

    Entry of Smiles (SMLE3) on the Ibovespa Index (May 2015);

    Interest on Own Capital declared in the amount of R$7.1 mi.

Smiles S.A. closed 2Q15 with operating income of R$93.0 million, 93.5% higher than in 2Q14, with an operating margin of 33.8%, due to the 38.5% increase in the number of accrued ex-GOL miles and healthy direct redemption margins. The financial result reflects the capital structure following the capital reduction, which led to a significant increase in the return on capital indicators. For more information, please visit http://www.smiles.com.br/ri.

1. Gross revenue is not an accounting measure and refers to the total billed by the sale of miles and the cash portion of Smiles&Money, tax gross. These revenues may have affected the current period or will be recognized as revenue in future periods, depending on the time of redemption by the program member.

Audit Committee statement

The Audit Committee of GOL LINHAS AÉREAS INTELIGENTES S.A., in accordance with its bylaws and legal provisions, examined the interim financial information for the period ended June 30, 2015. Based on the procedures performed, considering also the independent auditor’s report - Ernst & Young Auditores Independentes S.S., dated August 11, 2015, and the information and explanations received during the period, opines that these documents are able to be appreciated by the Board Shareholder’s Meeting.

São Paulo, August 11, 2015.

Richard F. Lark

Member of the Audit Committee

Antônio Kandir

Member of the Audit Committee

Luiz Kaufmann

Member of the Audit Committee

Directors' statement on the interim financial information

FOR THE PURPOSES OF ARTICLE 25, §1, Subsection VI, of CVM Rule 480/09.

In accordance with CVM Rule nº480/09, the Directors declare that discussed, reviewed and agreed with the interim financial information - ITR for the period ended June 30, 2015.

São Paulo, August 11, 2015.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

Directors' statement on the auditor’s review of Interim Financial Information

FOR THE PURPOSES OF ARTICLE 25, §1, Subsection VI, of INSTRUÇÃO CVM 480/09.

In accordance with Instrução CVM 480/09, the Directors declare that discussed, reviewed and agreed with the report on review of interim financial information – ITR for the period ended June 30, 2015.

São Paulo, August 11, 2015.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

(A free translation from the original in Portuguese into English)

Report on the review of interim financial information

To

The Shareholders, Board of Directors and Officers

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. (“Company”), contained in the Quarterly Information (ITR) for the quarter ended June 30, 2015, which comprises the balance sheet as at June 30, 2015 and the related statement of operations and statement of comprehensive loss for the three and six-month period then ended, and the statement of changes in equity and statement of cash flows for the six-month period then ended, including the explanatory information.

Management is responsible for the preparation of individual e consolidated interim financial information in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board  - IASB, as well as for the presentation of these information in compliance with the rules issued by the Brazilian Securities Commission (“CVM”), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion on the interim financial information

Based on our review, we are not aware of any fact that makes us believe that the interim individual and consolidated financial information included in the Quarterly Information referred above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statement of value added (SVA) for the six-month period ended June 30, 2015, prepared under the responsibility of the Company’s management, the presentation of which in the interim financial information is required by the rules of the CVM applicable to Quarterly Information (ITR), and as supplementary information under IFRS, whereby no statement of value added presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, according to the interim financial information taken as a whole.

São Paulo, August 11, 2015.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Luiz Carlos Passetti Accountant CRC-1SP144343/O-3	Vanessa R. Martins Accountant CRC-1SP244569/O

GOL Linhas Aéreas Inteligentes S.A.

Company Profile / Subscribed Capital

Number of shares	Current Year
06/30/2015
Paid-in capital	5,035,037,140
Preferred	139,318,357
Total	5,174,355,497
Treasury	1,606,596
Total	1,606,596

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Financial Position – Assets

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 06/30/2015	Prior Year 12/31/2014
1	Total assets	1,781,988	1,790,138
1.01	Current assets	441,712	561,036
1.01.01	Cash and cash equivalents	301,505	459,364
1.01.02	Short-term investments	-	56,491
1.01.06	Recoverable taxes	7,904	10,289
1.01.07	Prepaid expenses	155	532
1.01.08	Other current assets	132,148	34,360
1.01.08.01	Noncurrent assets for sale	7	7
1.01.08.01.01	Restricted cash	7	7
1.01.08.03	Others	132,141	34,353
1.02	Noncurrent assets	1,340,276	1,229,102
1.02.01	Long-term assets	291,526	186,195
1.02.01.06	Taxes	82,172	84,697
1.02.01.06.01	Deferred taxes	63,414	65,305
1.02.01.06.02	Recoverable taxes	18,758	19,392
1.02.01.08	Related-party transactions	149,052	52,778
1.02.01.08.04	Other related-party transactions	149,052	52,778
1.02.01.09	Other noncurrent assets	60,302	48,720
1.02.01.09.03	Deposits	30,539	26,706
1.02.01.09.04	Restricted cash	29,763	22,014
1.02.02	Investments	156,974	181,220
1.02.03	Property, plant and equipment	891,776	861,687

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Financial Position – Liabilities

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 06/30/2015	Prior Year 12/31/2014
2	Total liabilities and stockholder’s equity	1,781,988	1,790,138
2.01	Current liabilities	83,667	58,908
2.01.01	Salaries, wages and benefits	361	519
2.01.01.02	Salaries, wages and benefits	361	519
2.01.02	Suppliers	1,687	437
2.01.03	Taxes payable	250	-
2.01.04	Short-term debt	81,049	56,619
2.01.05	Other liabilities	320	567
2.01.05.02	Others	320	567
2.01.05.02.04	Other liabilities	320	567
2.01.06	Provisions	-	766
2.02	Noncurrent liabilities	3,310,907	2,249,617
2.02.01	Long-term debt	2,453,723	2,098,209
2.02.02	Other liabilities	857,184	151,408
2.02.02.01	Liabilities with related-party transactions	49,125	151,408
2.02.02.02	Others	808,059	-
2.02.02.02.05	Loss on Investiment	808,059	-
2.03	Stockholder’s equity	(1,612,586)	(518,387)
2.03.01	Capital	2,581,951	2,581,913
2.03.01.01	Issued capital	2,618,837	2,618,748
2.03.01.02	Cost on issued shares	(36,886)	(36,886)
2.03.01.03	Shares to be issued	-	51
2.03.02	Capital reserves	171,499	165,772
2.03.02.01	Premium on issue of shares	29,239	32,387
2.03.02.02	Special reserve	70,979	70,979
2.03.02.05	Treasury shares	(24,784)	(31,357)
2.03.02.07	Share-based payments	96,065	93,763
2.03.05	Accumulated losses	(4,914,990)	(3,814,522)
2.03.06	Equity valuation adjustments	548,954	548,450
2.03.06.01	Equity valuation adjustments	(141,425)	(138,713)
2.03.06.02	Change in equity through public offer	690,379	687,163

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Operations

(In thousands of Brazilian Reais)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015	04/01/2014 to 06/30/2014	01/01/2014 to 06/30/2014
3.04	Operating expenses/revenues	(433,058)	(706,892)	(178,031)	(328,441)
3.04.02	General and administrative expenses	(3,050)	(5,800)	(2,690)	(7,503)
3.04.04	Other operating income	10,144	18,153	26,700	75,073
3.04.06	Equity in subsidiaries	(440,152)	(719,245)	(202,041)	(396,011)
3.05	Result before income taxes and financial result	(433,058)	(706,892)	(178,031)	(328,441)
3.06	Financial result	36,763	(386,764)	3,865	23,086
3.06.01	Financial income	98,403	4,934	49,187	132,960
3.06.01.01	Financial income	2,403	4,934	6,491	8,626
3.06.01.02	Exchange variation, net	96,000	-	42,696	124,334
3.06.02	Financial expenses	(61,640)	(391,698)	(45,322)	(109,874)
3.06.02.01	Financial expenses	(61,640)	(117,164)	(45,322)	(109,874)
3.06.02.02	Exchange variation, net	-	(274,534)	-	-
3.07	Result before income taxes	(396,295)	(1,093,656)	(174,166)	(305,355)
3.08	Income taxes	383	(6,812)	(12)	(18)
3.08.01	Current	270	(4,765)	-	-
3.08.02	Deferred	113	(2,047)	(12)	(18)
3.09	Result from continuing operations, net	(395,912)	(1,100,468)	(174,178)	(305,373)
3.11	Net loss for the period	(395,912)	(1,100,468)	(174,178)	(305,373)

GOL Linhas Aéreas Inteligentes S.A.

Individual Statements of Comprehensive Loss

(In thousands of Brazilian Reais)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015	04/01/2014 to 06/30/2014	01/01/2014 to 06/30/2014
4.01	Net loss for the period	(395,912)	(1,100,468)	(174,178)	(305,373)
4.02	Other comprehensive income	37,131	(2,712)	(26,966)	(56,677)
4.02.01	Cash flow hedges	56,259	(4,110)	(40,857)	(85,874)
4.02.02	Tax effect	(19,128)	1,398	13,891	29,197
4.03	Comprehensive loss for the period	(358,781)	(1,103,180)	(201,144)	(362,050)

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Cash Flows – Indirect Method

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 06/30/2015	01/01/2014 to 06/30/2014
6.01	Net cash used in operating activities	140,323	21,081
6.01.01	Cash flows from operating activities	1,165,854	309,929
6.01.01.02	Deferred taxes	2,047	18
6.01.01.03	Equity in subsidiaries	719,245	396,011
6.01.01.04	Share-based payments	2,656	3,026
6.01.01.05	Exchange and monetary variations, net	418,685	(127,993)
6.01.01.06	Interest on loans	106,047	88,553
6.01.01.07	Interest paid	(82,826)	(65,538)
6.01.01.09	Unrealized results of hedge, net	-	15,852
6.01.02	Changes assets and liabilities	74,937	16,525
6.01.02.02	Financial applications used for trading	56,491	2,470
6.01.02.03	Deposits	(3,833)	(3,051)
6.01.02.04	Prepaid expenses and recoverable taxes	2,631	13,477
6.01.02.05	Other assets	15,458	7,014
6.01.02.06	Suppliers	1,250	(3,384)
6.01.02.07	Taxes payable	94	175
6.01.02.08	Salaries, wages and benefits	(158)	(702)
6.01.02.10	Other obligations	3,004	526
6.01.03	Others	(1,100,468)	(305,373)
6.01.03.01	Net loss for the year	(1,100,468)	(305,373)
6.02	Net cash used in investing activities	(134,011)	(800)
6.02.01	Advances for future capital increase	-	(290,215)
6.02.02	Related-party transactions	(93,553)	(367)
6.02.03	Restricted cash	(7,748)	(933)
6.02.05	Capital increase on subsidiary	(2,621)	(2,367)
6.02.06	Gains on investiment sale, net	-	65,461
6.02.07	Advances for property, plant and equipment acquisition	(30,089)	146,928
6.02.08	Dividends received by subsidiary	-	80,693
6.02.09	Short-term investments	-	-
6.03	Net cash generated by financing activities	(124,822)	539,036
6.03.01	Loan funding	99	-
6.03.02	Loan and lease payment	-	(44,612)
6.03.03	Credit with related parties	(124,959)	467,212
6.03.05	Capital increase	89	79
6.03.07	Shares to be issued	(51)	116,357
6.03.08	Gains due to change on investment	-	-
6.04	Exchange and monetary variations, net	(39,349)	1,937
6.05	Net increase (decrease) in cash and cash equivalents	(157,859)	561,254
6.05.01	Cash and cash equivalents at beginning of the year	459,364	343,793
6.05.02	Cash and cash equivalents at end of the year	301,505	905,047

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Changes in Equity – From 01/01/2015 to 06/30/2015

(In thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive loss	Total equity
5.01	Opening balance	2,581,913	852,935	(3,814,522)	(138,713)	(518,387)
5.03	Adjusted balance	2,581,913	852,935	(3,814,522)	(138,713)	(518,387)
5.04	Stockholder's capital transactions	38	8,943	-	-	8,981
5.04.09	Share-based payments	-	5,727	-	-	5,727
5.04.12	Gains on change on investment	-	3,216	-	-	3,216
5.04.14	Stock options exercised	38	-	-	-	38
5.05	Total comprehensive loss	-	-	(1,100,468)	(2,712)	(1,103,180)
5.05.01	Net loss for the period	-	-	(1,100,468)	-	(1,100,468)
5.05.02	Other comprehensive loss	-	-	-	(2,712)	(2,712)
5.05.02.07	Other comprehensive result, net	-	-	-	(2,712)	(2,712)
5.07	Closing balance	2,581,951	861,878	(4,914,990)	(141,425)	(1,612,586)

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Changes in Equity – From 01/01/2014 to 06/30/2014

(In thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening balance	2,469,623	767,818	(2,568,353)	(18,162)	650,926
5.03	Adjusted balance	2,469,623	767,818	(2,568,353)	(18,162)	650,926
5.04	Shareholders’ capital transactions	116,436	76,772	-	-	193,208
5.04.01	Capital Increase	79	-	-	-	79
5.04.11	Shares to be issued	116,357	-	-	-	116,357
5.04.12	Gains on change on investment	-	2,802		-	2,802
5.04.13	Gains on investment sold	-	73,970	-	-	73,970
5.05	Total comprehensive result	-	3,026	(305,373)	(56,677)	(359,024)
5.05.01	Net loss for the period	-	-	(305,373)	-	(305,373)
5.05.02	Other comprehensive income	-	3,026	-	(56,677)	(53,651)
5.05.02.07	Other comprehensive income, net	-	-	-	(56,677)	(56,677)
5.05.02.08	Share-based payments	-	3,026	-	-	3,026
5.07	Closing balance	2,586,059	847,616	(2,873,726)	(74,839)	485,110

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Value Added

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 06/30/2015	01/01/2014 to 06/30/2014
7.01	Revenue	18,153	74,385
7.01.02	Other revenue	18,153	74,385
7.01.02.02	Other operating income	18,153	74,385
7.02	Acquired from third parties	(3,044)	(4,049)
7.02.02	Material, power, third-party services and other	(3,044)	(4,049)
7.03	Gross value added	15,109	70,336
7.05	Added value produced	15,109	70,336
7.06	Value added received in transfer	(714,311)	(387,385)
7.06.01	Equity in subsidiaries	(719,245)	(396,011)
7.06.02	Financial income	4,934	8,626
7.07	Total wealth for distribution	(699,202)	(317,049)
7.08	Wealth for distribution	(699,202)	(317,049)
7.08.01	Employees	2,936	2,926
7.08.01.01	Salaries	3,101	2,790
7.08.01.03	F.G.T.S.	(165)	136
7.08.02	Taxes	6,632	(142)
7.08.02.01	Federal taxes	6,632	(142)
7.08.03	Third-party capital remuneration	391,698	(14,460)
7.08.03.03	Other	391,698	(14,460)
7.08.03.03.01	Lenders	391,698	(14,460)
7.08.04	Return on own capital	(1,100,468)	(305,373)
7.08.04.03	Loss for the period	(1,100,468)	(305,373)

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Financial Position – Assets

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 06/30/2015	Prior Year 12/31/2014
1	Total assets	9,860,095	9,976,647
1.01	Current assets	2,647,194	2,986,198
1.01.01	Cash and cash equivalents	1,622,917	1,898,773
1.01.02	Short-term investments	155,529	355,134
1.01.02.01	Short-term investments at fair value	155,529	355,134
1.01.02.01.03	Restricted cash	61,786	58,310
1.01.02.01.04	Short-term investments	93,743	296,824
1.01.03	Accounts receivable	450,738	352,284
1.01.04	Inventories	168,525	138,682
1.01.06	Recoverable taxes	101,647	81,245
1.01.07	Prepaid expenses	89,818	99,556
1.01.08	Other current assets	58,020	60,524
1.01.08.03	Others	58,020	60,524
1.01.08.03.03	Other credits	53,930	41,678
1.01.08.03.04	Rights on derivatives transactions	4,090	18,846
1.02	Noncurrent assets	7,212,901	6,990,449
1.02.01	Long-term assets	1,714,094	1,665,746
1.02.01.06	Taxes	570,717	557,309
1.02.01.06.01	Deferred Taxes	496,376	486,975
1.02.01.06.02	Recoverable taxes	74,341	70,334
1.02.01.07	Prepaid expenses	14,107	18,247
1.02.01.09	Other noncurrent assets	1,129,270	1,090,190
1.02.01.09.03	Restricted cash	276,639	273,240
1.02.01.09.04	Deposits	828,800	793,508
1.02.01.09.05	Other credits	23,831	23,442
1.02.02	Investments	19,719	8,483
1.02.03	Property, plant and equipment	3,773,103	3,602,034
1.02.03.01	Property, plant and equipment in operation	1,765,517	1,522,310
1.02.03.01.01	Other flight equipments	1,140,974	935,209
1.02.03.01.02	Advances for property, plant and equipment acquisition	492,061	456,197
1.02.03.01.04	Others	132,482	130,904
1.02.03.02	Property, plant and equipment under leasing	2,007,586	2,079,724
1.02.03.02.01	Property, plant and equipment under financial leasing	2,007,586	2,079,724
1.02.04	Intangible	1,705,985	1,714,186
1.02.04.01	Intangible	1,163,683	1,156,701
1.02.04.02	Goodwill	542,302	557,485

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Financial Position – Liabilities

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 06/30/2015	Prior Year 12/31/2014
2	Total liabilities and equity	9,860,095	9,976,647
2.01	Current liabilities	4,499,364	4,212,646
2.01.01	Salaries, wages and benefits	276,427	255,440
2.01.01.02	Salaries, wages and benefits	276,427	255,440
2.01.02	Suppliers	715,634	686,151
2.01.03	Taxes payable	67,867	100,094
2.01.04	Short-term debt	1,159,805	1,110,734
2.01.05	Other liabilities	2,051,917	1,853,133
2.01.05.02	Others	2,051,917	1,853,133
2.01.05.02.04	Taxes and landing fees	328,049	315,148
2.01.05.02.05	Advance ticket sales	1,082,397	1,101,611
2.01.05.02.06	Mileage program	242,071	220,212
2.01.05.02.07	Advances from customers	74,769	3,196
2.01.05.02.08	Other liabilities	252,910	127,600
2.01.05.02.09	Liabilities from derivative transactions	71,721	85,366
2.01.06	Provisions	227,714	207,094
2.02	Noncurrent liabilities	6,805,795	6,096,975
2.02.01	Long-term debt	5,688,336	5,124,505
2.02.02	Other liabilities	790,872	693,904
2.02.02.02	Others	790,872	693,904
2.02.02.02.03	Mileage program	669,362	559,506
2.02.02.02.05	Taxes payable	37,567	34,807
2.02.02.02.06	Other liabilities	83,943	99,591
2.02.04	Provisions	326,587	278,566
2.03	Stockholder’s equity	(1,445,064)	(332,974)
2.03.01	Capital	2,468,623	2,468,585
2.03.01.01	Issued capital	2,618,837	2,618,748
2.03.01.02	Cost on issued shares	(150,214)	(150,214)
2.03.01.03	Shares to be issued	-	51
2.03.02	Capital reserves	171,499	165,772
2.03.02.01	Premium on issue of shares	29,239	32,387
2.03.02.02	Special reserve	70,979	70,979
2.03.02.05	Treasury shares	(24,784)	(31,357)
2.03.02.07	Share-based payments	96,065	93,763
2.03.05	Accumulated losses	(4,801,662)	(3,701,194)
2.03.06	Equity valuation adjustments	548,954	548,450
2.03.06.01	Equity valuation adjustments	(141,425)	(138,713)
2.03.06.02	Change in equity through public offer	690,379	687,163
2.03.09	Participation of non-controlling Company’s stockholders	167,522	185,413

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information /Statements of Operations

(In thousands of Brazilian Reais)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015	04/01/2014 to 06/30/2014	01/01/2014 to 06/30/2014
3.01	Sales and services revenue	2,131,073	4,636,305	2,381,289	4,874,688
3.01.01	Passenger	1,846,773	4,074,231	2,131,409	4,415,697
3.01.02	Cargo and other	284,300	562,074	249,880	458,991
3.02	Cost of sales and/or services	(1,993,430)	(3,956,178)	(1,969,514)	(4,017,722)
3.03	Gross profit	137,643	680,127	411,775	856,966
3.04	Operating expenses	(388,784)	(777,425)	(373,927)	(674,668)
3.04.01	Sales expenses	(235,105)	(441,288)	(225,549)	(425,400)
3.04.01.01	Marketing expenses	(235,105)	(441,288)	(225,549)	(425,400)
3.04.02	General and administrative expenses	(162,399)	(351,643)	(174,117)	(322,934)
3.04.04	Other operating income	10,144	18,153	26,700	75,073
3.04.06	Equity in subsidiaries	(1,424)	(2,647)	(961)	(1,407)
3.05	Income before taxes and financial result	(251,141)	(97,298)	37,848	182,298
3.06	Financial result	16,481	(850,072)	(105,695)	(299,477)
3.06.01	Financial income	274,929	209,759	118,703	278,942
3.06.01.01	Financial income	69,356	209,759	68,312	171,064
3.06.01.02	Exchange variation, net	205,573	-	50,391	107,878
3.06.02	Financial expenses	(258,448)	(1,059,831)	(224,398)	(578,419)
3.06.02.01	Exchange variation, net	-	(568,495)	-	-
3.06.02.02	Financial expenses	(258,448)	(491,336)	(224,398)	(578,419)
3.07	Loss before income taxes	(234,660)	(947,370)	(67,847)	(117,179)
3.08	Tax expenses	(120,262)	(80,274)	(77,133)	(123,947)
3.08.01	Current	(3,656)	(88,123)	(34,799)	(74,055)
3.08.02	Deferred	(116,606)	7,849	(42,334)	(49,892)
3.09	Net loss from continuing operations	(354,922)	(1,027,644)	(144,980)	(241,126)
3.11	Net loss for the period	(354,922)	(1,027,644)	(144,980)	(241,126)
3.11.01	Attributable to Company’ hareholders	(395,912)	(1,100,468)	(174,178)	(305,373)
3.11.02	Attributable to non-controlling Company’ shareholders	40,990	72,824	29,198	64,247

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Statements of Comprehensive Loss

(In thousands of Brazilian Reais)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/2015to 06/30/2015	01/01/2015 to 06/30/2015	04/01/2014 to 06/30/2014	01/01/2014 to 06/30/2014
4.01	Net loss for the period	(354,922)	(1,027,644)	(144,980)	(241,126)
4.02	Other comprehensive income (loss)	37,131	(2,712)	(26,966)	(56,677)
4.02.01	Cash flow hedges	56,259	(4,110)	(40,857)	(85,874)
4.02.02	Tax effect	(19,128)	1,398	13,891	29,197
4.03	Comprehensive income for the period	(317,791)	(1,030,356)	(171,946)	(297,803)
4.03.01	Attributable to Company’ shareholders	(358,781)	(1,103,180)	(201,144)	(362,050)
4.03.02	Attributable to non-controlling Company’ shareholders	40,990	72,824	29,198	64,247

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Cash Flows – Indirect Method

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 06/30/2015	01/01/2014 to 06/30/2014
6.01	Net cash generated by operating activities	556,066	531,286
6.01.01	Cash flows from operating activities	1,446,689	408,802
6.01.01.01	Depreciation and amortization	197,903	259,561
6.01.01.02	Allowance for doubtful accounts	19,638	7,757
6.01.01.03	Provisions for judicial deposits	25,028	2,541
6.01.01.04	Reversion for inventory obsolescence	2,139	(1)
6.01.01.05	Deferred taxes	(7,849)	49,892
6.01.01.06	Share-based payments	6,188	4,186
6.01.01.07	Exchange and monetary variations, net	901,547	(113,053)
6.01.01.08	Interest on loans and financial lease	282,114	148,074
6.01.01.09	Unrealized hedge results	(4,873)	15,852
6.01.01.12	Write-off property, plant and equipment and intangible assets	7,362	40
6.01.01.14	Result share plan provision	14,845	32,546
6.01.01.15	Equity in subsidiaries	2,647	1,407
6.01.02	Changes assets and liabilities	137,021	363,610
6.01.02.01	Accounts receivable	(118,092)	(149,762)
6.01.02.02	Financial applications used for trading	279,917	856,900
6.01.02.03	Inventories	(31,982)	(30,585)
6.01.02.04	Deposits	53,245	(34,275)
6.01.02.05	Prepaid expenses, insurance and tax recoverable	(23,315)	36,452
6.01.02.06	Other assets	(12,640)	6,534
6.01.02.07	Suppliers	60,758	(42,625)
6.01.02.08	Advanced ticket sales	(19,214)	(90,103)
6.01.02.09	Liabilities from Derivative Transactions	1,874	5,200
6.01.02.10	Advances from customers	71,573	(127,321)
6.01.02.11	Salaries, wages and benefits	6,142	(9,929)
6.01.02.12	Taxes and landing fees	12,901	28,793
6.01.02.13	Taxes payable	50,272	62,246
6.01.02.14	Provisions	(16,962)	(87,995)
6.01.02.15	Other Liabilities	17,951	131,190
6.01.02.16	Interest paid	(247,228)	(167,065)
6.01.02.17	Income tax paid	(79,894)	(76,483)
6.01.02.18	Mileage program	131,715	52,438
6.01.03	Others	(1,027,644)	(241,126)
6.01.03.01	Net loss for the year	(1,027,644)	(241,126)
6.02	Net cash used in investing activities	(447,694)	239,913
6.02.03	Restricted Cash	(6,875)	27,910
6.02.04	Property, Plant and Equipment	(308,765)	(125,724)
6.02.05	Intangible	(20,656)	(24,319)
6.02.06	Investment acquisition	-	(12,500)
6.02.07	Gains on investment sale, net	-	65,752
6.02.08	Advances for property, plant and equipment acquisition	(35,864)	153,432
6.02.09	Dividends received by subsidiary	1,302	-
6.02.10	Short-term investments	(76,836)	155,362

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Cash Flows – Indirect Method (Continued)

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 06/30/2015	01/01/2014 to 06/30/2014
6.03	Net cash (used in) generated by financing activities	(235,041)	151,135
6.03.01	Loan funding	297,677	295,719
6.03.02	Payments	(352,183)	(73,304)
6.03.04	Capital increase	3,838	1,235
6.03.06	Financial leasing payment	(184,322)	(122,355)
6.03.08	Dividends paid	-	(67,409)
6.03.09	Shares to be issued	(51)	117,249
6.04	Exchange and monetary variations, net	(149,187)	(107,588)
6.05	Net increase in cash and cash equivalents	(275,856)	814,746
6.05.01	Cash and cash equivalents at beginning of the year	1,898,773	1,635,647
6.05.02	Cash and cash equivalents at end of the year	1,622,917	2,450,393

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Changes in Equity – From 01/01/2015 to 06/30/2015

(In thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other Comprehensive loss	Consolidated Equity	Non- controlling Interests	Total consolidated equity
5.01	Opening balance	2,468,585	852,935	(3,701,194)	(138,713)	(518,387)	185,413	(332,974)
5.03	Adjusted balance	2,468,585	852,935	(3,701,194)	(138,713)	(518,387)	185,413	(332,974)
5.04	Stockholder’s capital transactions	38	8,943	-	-	8,981	90,715	81,734
5.04.08	Stock options exercised	38	-	-	-	38	3,749	3,787
5.04.12	Share-based payments	-	5,727	-	-	5,727	1,007	6,734
5.04.13	Dividend Paid	-	-	-	-	-	(96,995)	(96,995)
5.04.14	Gains on change on investment	-	3,216	-	-	3,216	1,524	4,740
5.05	Total comprehensive (loss) income	-	-	(1,100,468)	(2,712)	(1,103,180)	72,824	(1,030,356)
5.05.01	Net loss for the period	-	-	(1,100,468)	-	(1,100,468)	72,824	(1,027,644)
5.05.02	Other comprehensive income (loss)	-	-	-	(2,712)	(2,712)	-	(2,712)
5.05.02.08	Other comprehensive results, net	-	-	-	(2,712)	(2,712)	-	(2,712)
5.07	Closing balance	2,468,623	861,878	(4,801,662)	(141,425)	(1,612,586)	167,522	(1,445,064)

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Changes in Equity – From 01/01/2013 to 06/30/2014

(In thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive loss	Total consolidated equity	Non-controlling Interests	Total consolidated equity
5.01	Opening balance	2,356,295	767,818	(2,455,025)	(18,162)	650,926	567,574	1,218,500
5.03	Adjusted opening balance	2,356,295	767,818	(2,455,025)	(18,162)	650,926	567,574	1,218,500
5.04	Shareholders’ capital transactions	116,436	79,798	-	-	196,234	(24,209)	172,025
5.04.08	Capital increase	79	-	-	-	79	1,158	1,237
5.04.11	Shares to be issued	116,357	-	-	-	116,357	892	117,249
5.04.12	Share-based payments	-	3,026	-	-	3,026	529	3,555
5.04.13	Dividends paid	-	-	-	-	-	(67,409)	(67,409)
5.04.14	Gains on investment sold	-	2,802	-	-	2,802	2,672	5,474
5.04.15	Gains on investment sold – G.A Smiles	-	73,970	-	-	73,970	37,949	111,919
5.05	Total comprehensive income	-	-	(305,373)	(56,677)	(362,050)	64,247	(297,803)
5.05.01	Net loss for the period	-	-	(305,373)	-	(305,373)	64,247	(241,126)
5.05.02	Other comprehensive income	-	-	-	(56,677)	(56,677)	-	(56,677)
5.05.02.08	Other comprehensive results, net	-	-	-	(56,677)	(56,677)	-	(56,677)
5.07	Closing balance	2,472,731	847,616	(2,760,398)	(74,839)	485,110	607,612	1,092,722

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Value Added

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 06/30/2015	01/01/2014 to 06/30/2014
7.01	Revenue	4,973,465	5,232,910
7.01.02	Other revenue	4,937,040	5,229,487
7.01.02.01	Passengers, cargo and other	4,918,887	5,154,414
7.01.02.02	Other operating income	18,153	75,073
7.01.04	Allowance/reversal for doubtful accounts	36,425	3,423
7.02	Acquired from third parties	(3,317,779)	(3,438,764)
7.02.02	Material, power, third-party services and other	(1,357,582)	(1,161,845)
7.02.04	Other	(1,960,197)	(2,276,919)
7.02.04.01	Suppliers of fuel and lubrificants	(1,640,141)	(1,941,598)
7.02.04.02	Aircraft insurance	(12,966)	(9,661)
7.02.04.03	Sales and advertising	(307,090)	(325,660)
7.03	Gross value added	1,655,686	1,794,146
7.04	Retentions	(197,903)	(259,561)
7.04.01	Depreciation, amortization and exhaustion	(197,903)	(259,561)
7.05	Added value produced	1,457,783	1,534,585
7.06	Value added received in transfer	207,112	169,657
7.06.01	Equity in subsidiaries	(2,647)	(1,407)
7.06.02	Financial income	209,759	171,064
7.07	Total wealth for distribution	1,664,895	1,704,242
7.08	Wealth for distribution	1,664,895	1,704,242
7.08.01	Employees	751,515	631,437
7.08.01.01	Salaries	609,090	547,920
7.08.01.02	Benefits	90,595	38,446
7.08.01.03	F.G.T.S.	51,830	45,071
7.08.02	Taxes	422,206	417,395
7.08.02.01	Federal taxes	407,764	404,279
7.08.02.02	State taxes	13,594	11,865
7.08.02.03	Municipal taxes	848	1,251
7.08.03	Third-party capital remuneration	1,518,818	896,536
7.08.03.01	Interest	1,047,736	439,181
7.08.03.02	Rent	458,988	425,996
7.08.03.03	Other	12,094	31,359
7.08.03.03.01	Lenders	12,094	31,359
7.08.04	Capital remuneration	(1,027,644)	(241,126)
7.08.04.03	Loss for the period	(1,100,468)	(305,373)
7.08.04.04	Non-controlling interest	72,824	64,247

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

1.     General information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company established on March 12, 2004, in accordance with the Brazilian Corporate Laws. The Company is engaged in controlling its subsidiaries: (i) VRG Linhas Aéreas S.A. (“VRG”), which essentially explores (a) the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; and (b) complementary activities of flight transport services provided in its bylaws; and (ii) Smiles S.A., which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, the Company is the direct parent Company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance (“Finance”), Gol LuxCo S.A. (“Gol LuxCo”), Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) and indirect parent Company of Webjet Linhas Aéreas S.A. ("Webjet").

The Company’s shares are traded on BM&FBOVESPA and on the New York Stock Exchange (“NYSE”). The Company adopted Differentiated Corporate Governance Practices of Level 2 from BM&FBOVESPA and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to the differentiated corporate governance practices.

2.     Approval and summary of significant accounting policies applied in preparing the Interim Financial Information

The interim financial information - ITR were authorized for issuance at the Board of Directors’ meeting held on August 12, 2015. The Company’s registered Office is at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

2.1.    Basis of preparation

The individual and consolidated interim financial information – ITR was prepared for the six-month period ended on June 30, 2015 in accordance with International Accounting Standards (“IAS”) 34, and with corresponding Brazilian technical pronouncements, CPC (21).

The consolidated interim financial information – ITR was prepared based on historical cost, except for certain financial assets and liabilities measured at fair value and investments measure through the equity method.

The individual and consolidated interim financial information – ITR do not include all the information and disclosure items required in the consolidated annual financial statements and, therefore, it must be read along with the individual and consolidated financial statements from the year ended December 31, 2014 filed on March 30, 2015, which were prepared in accordance with Brazilian accounting practices and IFRS. There were no changes in accounting policies adopted during the period from December 31, 2014 to June 30, 2015.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The shareholder’s equity individual and consolidated interim financial information – ITR do not present differences on its composition, except in respect of the non-controlling interest in Smiles S.A., highlighted in the consolidated equity.

The non-financial information included on this Individual and consolidated interim financial information - ITR, such as sales volume, agreement information, forecasts, insurance, among others, have not been reviewed.

2.2.    New standards, amendments and interpretations

a) New standards and interpretations issued by IASB but not applicable until June 30, 2015 with no early adoption by the Company:

•    IFRS 9 Financial instruments: On July, 2014, IASB issued the final version of IFRS 9 - Financial Instruments, which reflects all phases of the financial instruments project, and replaces the IAS 39 - Financial Instruments: Recognition and Measurement and all IFRS 9’s previous versions. The standard introduces new requirements on classification and measurement, loss on impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on January 01, 2018 or thereafter, and the early application is not allowed. Retrospective application is required, but it is not mandatory, however, the presentation of comparative information. Early adoption of earlier versions of IFRS 9 (2009, 2010 and 2013) is allowed if the initial application date is earlier than February 01, 2015. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, not causing, however, any impact on the classification and measurement of the financial liabilities of the Company.

•    IFRS 15 Revenue contract with customers: Establish a model of five steps that apply to income received from a customer contract, regardless of the type of revenue or industry transaction. Applies to all revenue contracts and provides a model for the recognition and measurement of gains or losses on the sale of certain non-financial assets that are not related to the regular activities of the entity (i.e. real estate sales, installations and equipment or intangibles). Extensive disclosures are also required by this standard. This Statement shall be applied for annual periods beginning on or after January 01, 2017, with earlier application allowed.

In addition the following new standards, amendments and interpretations were issued by IASB, but the Company’s Management does not expect impacts on the individual and consolidated interim financial information on the initial adoption:

•    IFRS 14 - Deferred Regulatory Accounts - Applicable for annual periods beginning on January 01, 2016 or thereafter;

•    Amendments to IFRS 11 Joint Arrangements: Acquisitions accounting for corporate parties - Applicable for annual periods beginning on January 01, 2016 and thereafter, and the early application is not allowed in Brazil.

•    Amendments to IAS 16 and IAS 38 – Explanation of acceptable methods of depreciation amortization - The amendments are applicable prospectively for annual periods beginning on January 01, 2016 or thereafter.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The Company intends to adopt those Standards when these become effective and disclose and recognize the impacts in the interim financial information that may occur on application of those standards.

Considering the current of the Company and its subsidiaries, management does not expect this change to have a material effect on the interim financial information - ITR from its adoption.

There are no other standards and interpretations issued but not yet adopted that, in Management's opinion, have a significant impact on net income or equity issued by the Company.

3.     Seasonality

The Company expects that revenues and profits from its flights reach the highest levels during the summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the season holidays. Given the high portion of fixed costs, this seasonality tends to result in fluctuations in our operational quarter-on-quarter income.

4.     Cash and cash equivalents

	Individual		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Cash and bank deposits	234,834	32,995	767,447	507,248
Cash equivalents	66,671	426,369	855,470	1,391,525
	301,505	459,364	1,622,917	1,898,773

The cash equivalents breakdown is as follows:

	Individual		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Private bonds	65,357	426,369	656,258	1,130,462
Government bonds	-	-	-	63
Investment funds	1,314	-	198,942	261,000
	66,671	426,369	855,470	1,391,525

As of June 30, 2015, the cash equivalents were represented by private bonds (Bank Deposit Certificates - “CDBs”), buy-back transactions and time deposits paid at post fixed rates ranging between 90% and 101% of the Interbank Deposit Certificate rate (“CDI”) on the onshore investments.

The investment funds were represented primarily by government bonds paid at a weighted average rate of 93% of the CDI rate.

The investment funds classified as cash equivalents have high liquidity and, according to the Company analysis, readly convertible to a known amount of cash with insignificant risk of change in its value.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Repatriation of the generated cash in Venezuela

On January 23, 2014, the Venezuela government announced that the airline companies could request the repatriation of their resources generated by sales in Venezuela through CADIVI ("Comisión de Administración de Divisas") by the official rate of BS 6.30/US$1.00. This rate experienced a level increase and the rate as of December 31, 2014 was BS 12.00/US$1.00. The exchange variation control in Venezuela is determined on a weekly basis by its Federal Reserve (SICAD).

Given this increase, the Company recorded an exchange rate depreciation justified by the intention to repatriate values related to the operations performed in Venezuela as of January, 2014.

The total amount of the cash in Venezuela registered under “Cash and bank deposits” as of March 31, 2015 was BS 827,885. The cash related to 2013 sales is started at the official exchange rate of 6.3 bolivars per U.S. Dollar. Cash related to 2014 sales and repatriation requests are started using SICAD 1 at the exchange rate of 12.0 bolivars per U.S. Dollar. The portion accrued as an impairment from the Venezuelan Bolívar related to U.S. Dollar as of March 31, 2015 was R$57,609 (R$72,972 as of December 31, 2014). The net recoverable balance of R$351,118 is recorded as “Cash and bank deposits”. While the cash is available for use in Venezuela with no restriction, the Company ability to repatriate these funds has been limited due to Venezuelan government controls.

The register is subject to future changes due to the doubtful economic scenario in Vezenuela, with the possibility of new limitations in the cash flows by CADIVI or sanctions by the government that may difficult the cash repatriation of the amounts.

5.     Short-term investments

	Individual		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Private bonds	-	55,849	1,498	74,127
Government bonds	-	-	5,799	66,030
Investment funds	-	642	86,446	156,667
	-	56,491	93,743	296,824

As of June 30, 2015, the private bonds were represented by CDBs and financial letters with first-rate financial institutions, paid at a weighted average rate of 102% of the CDI rate on onshore investments.

Government bonds are represented primarily by government bonds LTN, NTN and LFT paid at a weighted average of 100% of CDI rate.

Investment funds are represented primarily by private and government bonds paid at a weighted average of 101% of the CDI rate.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

6.     Restricted cash

	Individual		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Margin deposits for hedge transactions (a)	-	-	69,337	82,025
Deposits in guarantee of letter of credit - Safra (b)	7,151	-	51,292	42,040
Escrow deposits - Bic Banco (c)	22,116	21,579	70,322	70,820
Escrow deposits - Leasing (d)	-	-	82,339	72,672
Escrow deposits - Debentures (e)	-	-	61,779	58,303
Other deposits	503	442	3,356	5,690
	29,770	22,021	338,425	331,550

Current	7	7	61,786	58,310
Noncurrent	29,763	22,014	276,639	273,240

(a)    Denominated in U.S. Dollar, remunerated by libor rate (average remuneration of 0.5% p.a.).

(b)    The consolidated amount of R$44,141 is related to the the guarantee of the loan of the subsidiary Webjet (See Note 18).

(c)    The amount of R$22,116 on the individual Company and which comprises the consolidated balance is related to a contractual guarantee for STJ’s PIS and COFINS proceeding, paid to GLAI as detailed in Note 24b and existing notes guarantees.

(d)   Is related to a credit letter of operational leasings of aircraft.

(e)    Is related to debentures issued by the subsidiary Smiles at fair value, classified as current assets. For further information, see Note 18.

7.     Trade receivable

	Consolidated
	06/30/2015	12/31/2014
Local currency
Credit card administrators	94,137	72,116
Travel agencies	252,969	176,244
Installment sales (a)	7	43,730
Cargo agencies	32,127	35,536
Airline partners companies	32,506	29,044
Other (b)	45,140	67,228
	456,886	423,898
Foreign currency
Credit card administrators	24,559	18,502
Travel agencies	15,202	10,151
Cargo agencies	13	89
	39,774	28,742
	496,660	452,640

Allowance for doubtful accounts (a)	(45,922)	(83,837)
	450,738	368,803

Current	450,738	352,284
Noncurrent	-	16,519

(a) The amount of R$43,416 related to installment sales “Voe Fácil” overdue above 360 days was fully provisioned and written off on April 30, 2015.

(b) Includes the amount of R$23,261, related to commercial cooperation strategic partnership with Air France-KLM to be received in two equal installments on June,2016, being the long-term installment registered on “Other credits”. For further information, see Note 12e.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The aging list of accounts receivable is as follows:

	Consolidated
	06/30/2015	12/31/2014
Not yet due	370,522	278,311
Overdue until 30 days	17,010	14,480
Overdue 31 to 60 days	7,889	6,748
Overdue 61 to 90 days	7,049	3,606
Overdue 91 to 180 days	13,993	10,775
Overdue 181 to 360 days	16,126	34,434
Overdue above 360 days	64,071	104,286
	496,660	452,640

The average collection period of installment sales is 5 months and a 7.45% monthly interest is charged on the receivable balance, recognized in financial result. The average collection period of the other receivables is 127 days as of June, 30 2015 and December, 31 2014.

The changes in the allowance for doubtful accounts are as follows:

	Consolidated
	06/30/2015	12/31/2014
Balance at beginning of the period	(83,837)	(85,101)
Additions	(19,638)	(17,143)
Unrecoverable amounts	49,174	9,624
Recoveries	8,379	8,783
Balance at the end of the period	(45,922)	(83,837)

8.     Inventories

	Consolidated
	06/30/2015	12/31/2014
Consumables	36,907	26,020
Parts and maintenance materials	138,515	117,748
Advances to suppliers	-	322
Others	8,100	7,450
Provision for obsolescence	(14,997)	(12,858)
	168,525	138,682

The changes in the provision for obsolescence are as follows:

	Consolidated
	06/30/2015	12/31/2014
Balance at the beginning of the period	(12,858)	(12,227)
Additions	(2,170)	(3,968)
Write-off and reversal	31	3,337
Balance at the end of the period	(14,997)	(12,858)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

9.     Deferred and recoverable taxes

a)      Recoverable taxes

	Individual		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014
ICMS	-	-	41,782	39,321
Prepaid income taxes	25,900	25,206	93,330	64,750
Withholding taxes (IRRF)	762	3,336	2,918	14,594
PIS and COFINS	-	-	6,834	2,472
Withholding tax of public institutions	-	-	6,810	16,845
Value added tax - IVA	-	-	19,769	12,280
Income tax on imports	-	657	2,707	734
Others	-	482	1,838	583
Total	26,662	29,681	175,988	151,579

Current assets	7,904	10,289	101,647	81,245
Noncurrent assets	18,758	19,392	74,341	70,334

b)      Deferred tax assets (liabilities) - long term

	GLAI		VRG		Smiles		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Income Tax losses	45,875	47,381	283,543	283,543	-	-	329,418	330,924
Negative basis of social contribution	16,515	17,057	102,075	102,075	-	-	118,590	119,132
Temporary differences:
Mileage program	-	-	46,853	46,853	-	-	46,853	46,853
Allowance for doubtful accounts and other credits	-	-	95,874	95,874	653	729	96,527	96,603
Provision for losses on VRG’s acquisition	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal and tax liabilities	1,024	867	41,827	41,827	291	158	43,142	42,852
Aircraft return	-	-	102,524	102,524	-	-	102,524	102,524
Derivative transactions not settled	-	-	89,476	88,078	-	-	89,475	88,078
Tax benefit due to goodwill incorporation (a)	-	-	-	-	51,059	58,353	51,059	58,353
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Maintenance deposits	-	-	(116,873)	(116,873)	-	-	(116,873)	(116,873)
Depreciation of engines and parts for aircraft maintenance	-	-	(164,391)	(164,391)	-	-	(164,391)	(164,391)
Reversal of goodwill amortization on VRG’s acquisition	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leasing	-	-	73,412	73,412	-	-	73,412	73,412
Others (b)	-	-	123,264	123,264	19,316	9,454	164,175	147,043
Total deferred tax and social contribution - noncurrent	63,414	65,305	340,049	338,651	71,319	68,694	496,376	486,975

(a)     Related to the tax benefit from the reverse incorporation of the G.A. Smiles Participações S.A. by the Company’s subsidiary Smiles S.A. Under the terms of the current legislation, the goodwill generated by the operation will be a deductible expense on the income tax and social contribution calculation.

(b)     The portion of taxes on Smiles unrealized profit in the amount of R$21,595 is registered directly in the consolidated column (R$14,325 as of December 31, 2014).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The Company, VRG and Webjet have net operating losses and negative basis of social contribution. The net operating losses carryforward have no expiration period, however, the compensation is limited to 30% of the annual taxable profit. The unused balances of net operating losses carryforward are as follow:

	Individual (GLAI)		Direct subsidiary (VRG)		Indirect subsidiary (Webjet)
	06/30/2015	12/31/2014	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Income tax losses	183,495	189,522	3,095,287	2,801,620	833,904	818,159
Negative basis of social contribution	183,495	189,522	3,095,287	2,801,620	833,904	818,159

As of June 30, 2015, the tax credits from tax loss carryforwards and negative social contribution basis were valued based on the reasonably expected generation of future taxable income of the parent Company and its subsidiaries, subject to legal limitations. The forecast of future taxable income on tax losses and negative tax base of social contribution were prepared based on the business plan and approved by the Board of Directors on December 19, 2014.

The Company’s Management considers that the deferred assets recognized as of June 30, 2015 arising from temporary differences will be realized when the provisions are settled and the related future events are resolved.

The analysis of the deferred taxes credits realization was described by company as follow:

GLAI: the Company recognized tax credit amounted in R$63,414, of which R$62,388 is related to tax loss and negative basis of social contribution and R$1,024 is related to the temporary differences, with realization supported by the long term plan of the Company.

VRG: this subsidiary recognized tax credits on tax losses and negative basis of social contribution in the amount of R$1,052,398. However, due to tax losses presented during the recent years, the Administration conducted a sensitivity analysis on the forecast results, and, considering significant changes in the macroeconomic scenario due to the changes on the dolar currency, registered the deferred tax assets on tax losses and negative basis by the lowest value obtained in this analysis. As a result, the subsidiary VRG did not recognized R$666,780, keeping the partial realization of R$385,618.

With related to the temporary differences, due to the recents events that are genearating instability in the politic and economic scenary in Brazil, as well as the strong variation of the dolar rate, the subsidiary did not recognized the net amount of R$111,332 of deferred income tax and social contribution. The administration will continue monitoring the external factors, aiming to reflect on its books only the assets and liability that have achievement according to projected results.

Smiles: for this subsidiary does not present tax losses and negative basis of social contribution. Thus, the deferred tax credit is composed only for temporary differences which, according to the taxable results history and the forecast, expectation of realization.

Webjet: the forecast did not present suficiente taxable profits to be realized over future periods, and as a result, a provision was recorded for unrealizable loss tax credits of R$283,527.

The reconciliation of effective rate of income tax and social contribution for the period of three and six months ended June 30, 2015 is shown as follow:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Individual
	Three-month ended on		Six-month ended on
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Loss before income tax and social contribution	(396,295)	(174,166)	(1,093,656)	(305,355)
Combined tax rate	34%	34%	34%	34%
Income tax credits at the combined tax rate	134,740	59,216	371,843	103,821
Adjustments to calculate the effective tax rate:
Equity results	(149,652)	(68,694)	(244,543)	(134,644)
Tax losses from wholly-owned subsidiaries	(16,819)	(4,659)	(32,895)	(4,226)
Income tax on permanent differences and other	23	-	18	-
Nontaxable revenues (nondeductible expenses), net	(551)	(205)	(1,043)	(6,334)
Juros sobre o capital próprio	(1,299)	-	(1,299)	-
Exchange variation on foreign investments	33,941	15,299	(98,893)	44,090
Benefit on tax losses and temporary differences not constituted	-	(970)	-	(2,725)
Income tax and social contribution credit (expense)	383	(12)	(6,812)	(18)

Current income tax and social contribution	270	-	(4,765)	-
Deferred income tax and social contribution	113	(12)	(2,047)	(18)
	383	(12)	(6,812)	(18)
Effective rate	-	-	-	-

	Consolidated
	Three-month ended on		Six-month ended on
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Loss before income tax and social contribution	(234,660)	(67,847)	(947,370)	(117,179)
Combined tax rate	34%	34%	34%	34%
Income tax credits at the combined tax rate	79,784	23,068	322,106	39,841
Adjustments to calculate the effective tax rate:
Equity results	(483)	(327)	(900)	(478)
Tax losses from wholly-owned subsidiaries	(17,243)	(4,998)	(33,657)	(4,815)
Income tax on permanent differences and other	(606)	171	(208)	(100)
Nontaxable revenues (nondeductible expenses), net	(28,825)	(30,927)	(40,903)	(58,004)
Juros sobre o capital próprio	1,103	-	1,103	-
Exchange variation on foreign investments	58,458	20,104	(113,727)	61,208
Benefit on tax losses and temporary differences not constituted	(212,450)	(84,224)	(214,088)	(161,599)
Income tax and social contribution credit (expense)	(120,262)	(77,133)	(80,274)	(123,947)

Current income tax and social contribution	(3,656)	(34,799)	(88,123)	(74,055)
Deferred income tax and social contribution	(116,606)	(42,334)	7,849	(49,892)
	(120,262)	(77,133)	80,274	(123,947)
Effective rate	-	-	-	-

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

10.  Prepaid expenses

	Individual		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Deferred losses from sale-leaseback transactions (a)	-	-	22,386	26,525
Prepaid lease	-	-	7,618	44,093
Prepaid insurance	155	532	8,624	21,408
Prepaid commissions	-	-	20,500	16,204
Others (b)	-	-	44,797	9,573
	155	532	103,925	117,803

Current	155	532	89, 818	99,556
Noncurrent	-	-	14,107	18,247

(a)   Related to 11 aircraft 737-800 Next Generation from sale-leaseback transaction from 2006 to 2009. For further information, see Note 30b.

(b)   Includes the amount of R$13,675 related to the agreement with Confederação Brasileira de Futebol (“CBF”) signed in 2013, for the sponsorship and transportation of the Brazilian soccer team and other participating teams in the Brazilian cup and championship, with maturity in the year 2017.

11.  Deposits

	Individual		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Judicial deposits (a)	30,539	26,706	299,841	266,686
Maintenance deposits (b)	-	-	307,488	343,688
Deposits in guarantee for lease agreements (c)	-	-	221,471	183,134
	30,539	26,706	828,800	793,508

a)    Judicial deposits

Judicial deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the blocked amount in escrow is related to civil and labor claims arising on the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of June 30, 2015 the blocked amounts regarding the Varig’ succession and the third-party lawsuits are R$90,835 and R$71,851 respectively (R$85,558 and R$66,970 as of December 31, 2014, respectively).

b)    Maintenance deposits

The Company and its subsidiaries VRG and Webjet made deposits in U.S. Dollars for maintenance of aircraft and engines that will be used in future events as set forth in some leasing contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

c)    Deposits in guarantee for lease agreements

As required by some lease agreements, the Company and its subsidiaries hold guarantee deposits in U.S. Dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

12.  Transactions with related parties

a)    Loan agreements - Noncurrent assets and liabilities

       Parent Company

The Company maintains loan agreements, assets and liabilities, with its subsidiary VRG without interest, maturity or guarantees prescribed, as set forth as follow:

	Asset		Liability
	06/30/2015	12/31/2014	06/30/2015	12/31/2014
GLAI with VRG	149,052	52,778	-	4,129
GAC with VRG (*)	-	-	49,125	129,658
LuxCo with VRG	-	-	-	17,621
	149,052	52,778	49,125	151,408

(*) Refers to loan agreements in US dollars. For the period ended June 30, 2015,the Company prepaid an amount of R$80,833

Additionally, the Parent Company holds loans between: Finance (asset) with Gol LuxCo (liability) and Gol LuxCo (asset) with GAC (liability) in the amount of R$625,638. These transactions are eliminated by the Company, since the entities are offshore and are considered an extension of the Company’s operations.

b)    Transportation services and consulting

All the agreements related to transportation and consulting services are held by the Company’ subsidiary VRG. The related parties for these services are:

i.     Breda Transportes e Serviços S.A. for passenger and luggage transportation services between airports, and transportation of employees, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index from Getulio Vargas Foundation). The agreement was expired on May 31, 2015 and is its renovation is still in progress.

ii.     Expresso União Ltda., to provide employees’ transportation, maturing on August 01, 2016.

iii.    Serviços Gráficos S.A., providing graphic services, maturing on July 01, 2015.

iv.   Pax Participações S.A., to provide consulting and advisory services, with maturity agreement on April 30, 2016.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

v.      Vaud Participações S.A. to provide executive administration and management services, expiring on October 01, 2016.

As of June 30, 2015, balances payable to related companies amounting to R$3,517 (R$3,286 as of December 31, 2014) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A..

During the period ended on June 30, 2015, the subsidiary VRG recognized the total expenses related to these services of R$8,375 (R$3,255 as of June 30, 2014).

c)    Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, the subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda., both with no expiration date, with the purpose of the issuance of credits in the amounts of R$20 and R$40, respectively, to be used in the UATP (Universal Air Transportation Plan) system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify the billing and facilitate the payment between participating companies.

d)    Financing contract for engine maintenance

The subsidiary VRG has a line of funding for maintenance of engines services, which disbursement occurs through the issuance of Guaranteed Notes.  As of June 30, 2015, VRG holds three series of Guaranteed Notes for maintenance of engines, issued on March 11, 2013, February 14, 2014 and March 13, 2015, maturing up to 3 years. During the period ended June 30, 2015 the spending on engine maintenance conducted by Delta Air Lines was R$178,220 (R$17,403 as of June 30, 2014).

e)    Financing contract for engine maintenance

On February 19, 2014, the Company signed an exclusive strategic partnership for long-term business cooperation with Airfrance-KLM with the purpose of the sales activities improvements and codeshare expansion and mileage programs benefts between the companies for the customers in the Brazilian and European market. The agreement provides the incentive investment in the Company in the amount of R$112,152, which payment is divided in three installments: the first installments in the amount of R$74,506 was received during the period ended December 31, 2014, the second installment in the amount of R$17,679 was received during the period ended June 30, 2015 and the last one in the amount of R$23,261 will be received in 2016, these values are being updated by the current exchange rate. The agreement will mature within 5 years and the installments will be amortized monthly. On June 30, 2015, the company has deffered revenue in the amount of R$22,430 and R$59,815 recorded as “Other Liabilities” in the current and noncurrent liability, respectively (R$22,430 and R$71,030 as of December 31, 2014, in the current and noncurrent liability, respectively).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

f)     Remuneration of key management personnel

	Consolidated
	Three-month ended on		Six-month ended on
	06/30/2015	06/30/2014	06/30/2014	06/30/2014
Salaries and benefits	8,327	9,981	13,738	15,741
Related taxes and charges	1,919	849	2,856	2,173
Share-based payments	287	904	2,356	1,979
	10,533	11,734	18,950	19,893

As of June 30, 2015 and 2014 the Company did not offer post employment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

13.  Share-based payments

The Company holds two share-based payment plans offered to its management personnel: the Stock Option Plan and the Restricted Shares Plan. Both plans stimulate and promote the alignment of the Company’s goals, management and employees, mitigate the risks in value created for the Company resulting from the loss of their executives and strengthen the commitment and productivity of these executives to long-term results.

GLAI

a)    Stock Option Plan

The Company’s Stock Options Plan had changes approved by the Company’s Annual Shareholders’ Meeting held on April 30, 2010. The beneficiaries of the shares are allowed to purchase the option after 3 years from the grant date, with an acquisition condition that the beneficiary maintains its employment relationship up to the end of this period.

For plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. On all the granted plans, the options may also be exercised within 10 years after the grant date.

On all the stock options, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on BM&FBOVESPA, and the fair value of the restricted shares granted was estimated on the grant date using the Black-Scholes pricing model, as follows:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Stock Options Plan
Option year	Board meeting	Total options granted	Outstan-ding options	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate return	Average remaining maturity (in years)
2006	01/02/2006	99,816	13,220	47.30	51.68	39.87%	0.93%	18.00%	2
2007	12/31/2006	113,379	14,962	65.85	46.61	46.54%	0.98%	13.19%	3
2008	12/20/2007	190,296	41,749	45.46	29.27	40.95%	0.86%	11.18%	4
2009 (a)	02/04/2009	1,142,473	20,414	10.52	8.53	76.91%	-	12.66%	5
2010 (b)	02/02/2010	2,774,640	1,097,811	20.65	16.81	77.95%	2.73%	8.65%	6
2011	12/20/2010	2,722,444	947,172	27.83	16.07 (c)	44.55%	0.47%	10.25%	6
2012	10/19/2012	778,912	501,819	12.81	5.32 (d)	52.25%	2.26%	9.00%	8
2013	05/13/2013	802,296	572,616	12.76	6.54 (e)	46.91%	2.00%	7.50%	9
2014	08/12/2014	653,130	548,061	11.31	7.98 (f)	52.66%	3.27%	11.00%	10
		9,277,386	3,757,824	19.33					6.96

(a)           In April 2010 216,673 shares were granted in addition to the 2009 plan.

(b)           In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c)           The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(d)           The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

(e)           The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

(f)            The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

The movement of the stock options for the period ended June 30, 2015 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2014	3,861,742	19.44
Options cancelled and adjustments in estimated lost rights	(103,918)	21.09
Options outstanding as of June 30, 2015	3,757,824	19.34

Number of options exercisable as of December 31, 2014	3,235,562	20.93
Number of options exercisable as of June 30, 2015	2,395,077	23.32

b)    Restricted shares

The Restricted Shares Plan was approved on the Extraordinary General Meeting held on October 19, 2012, and the first grants were approved at the Board of Directors’ meeting on November 13, 2012. The transfer of the restricted shares will occur after 3 years from the grant date, with an acquisition condition that the beneficiary maintains its employment relationship up to the end of this period.

Restricted shares
Year of the share	Date of the Board Meeting	Total shares granted	Fair value of the share at grant date (in Reais)	Estimate volatility of share price	Risk-free rate of return
2012	11/13/2012	589,304	9.70	52.25%	9.0%
2013	05/13/2013	712,632	12.76	46.91%	7.5%
2014	08/12/2014	804,073	11.31	52.66%	11.0%
		2,106,009

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

As of June 30, 2015, the Company transferred 477,279 restricted shares to its beneficiaries, amounting R$3,425.

Smiles

The Stock Option Plan

Stock Options Plan
Option year	Board Meeting	Total options granted	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate of return	Length of the option (in years)
2013	08/08/2013	1,058,043	21.70	4.25 (a)	36.35%	6.96%	7.40%	10
2014	02/04/2014	1,150,000	31.28	4.90 (b)	33.25%	10.67%	9.90%	10
		2,208,043

(a)     The fair value calculated for the plan was R$4.84, R$4.20 and R$3.73 for the respective periods of vesting from 2013 to 2016.

(b)     The fair value calculated for the plan was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.17 for the respective periods of vesting from 2014 to 2018.

The movement of the stock options for the period ended June 30, 2015 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2014	1,347,926	28.75
Options exercised	(561,008)	14.56
Options outstanding as of June 30, 2015	786,918	29.59

For the  period ended June 30, 2015, the Company recorded in stockholders' equity a result from share-based payments in the amount of R$5,727 related to Company’s stockholders, which R$545 is related to Smiles, and R$462 related to its non-controlling stockholders (R$9,084 related to Company’s stockholders and R$1,254 related to its non-controlling stockholders for the year ended December 31, 2014) for the plans presented above, being the corresponding entry in the income statement result classified as personnel costs.

14.  Investments

The investments in foreign subsidiaries, GAC, Finance and Gol LuxCo were considered as an extension of the Company and are consolidated on a line by line basis on the individual company GLAI. Accordingly, only the subsidiaries Smiles, VRG and Gol Dominicana were considered as an investment.

The amount of consolidated investments is related to 21.3% of the working capital of Netpoints Fidelidade S.A., hold by the subsidiary Smiles, and to SCP Trip investment, hold by the subsidiary VRG, both registered as equity method.

The change in investments during the period ended June 30, 2015 is as follows:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Individual				Consolidated
	Gol Dominicana	VRG	Smiles	Total	Trip	Netpoints	Total
Relevant information of the Company’s subsidiaries as of June 30, 2015:
Total number of shares	-	4,251,383,432	123,070,277	-	-	60,492,404	-
Capital	8,846	3,343,381	146,162	-	1,318	63,451	-
Interest	100.0%	100.0%	54.1%	-	60.0%	21.3%	-
Total stockholder’s equity	1,537	(716,885)	364,878	-	2,242	15,049	-
Unrealized gains (a)	-	-	(41,919)	-	-	-	-
Adjusted stockholder’s equity (b)	1,537	(716,885)	155,437	-	1,345	18,374	-
Net (loss) income for the period	(2,243)	(789,106)	159,042	-	924	(49,898)	-
Unrealized gains (a)	-	-	(14,113)	-	-	-	-
Net (loss) income for the year attributable to Company’s stockholders	(2,243)	(789,106)	72,104	-	555	(3,201)	-

Changes on investments:
Balance as of December 31, 2014	1,197	(12,796)	192,819	181,220	2,092	6,391	8,483
Equity in subsidiaries	(2,243)	(789,106)	72,104	(719,245)	555	(3,201)	(2,647)
Exchange variation from foreign subsidiaries	(39)	(196)	-	(235)	-	-	-
Unrealized hedge losses	-	(2,712)	-	(2,712)	-	-	-
Gains due to change on investment	-	-	3,216	3,216	-	-	-
Capital increase	2,621	-	-	2,621	-	-	-
Dividends	-	-	(113,246)	(113,246)	(1,302)	-	(1,302)
Goodwill on investment acquisition	-	-	-	-	-	15,184	15,183
Share-based payments	-	-	546	546	-	-	-
Amortization losses, net of sale leaseback (c)	-	(3,249)	-	(3,249)	-	-	-
Balance as of June 30, 2015	1,536	(808,059)	155,438	(651,085)	1,345	18,374	19,719

(a)    Refers to transactions related to revenue for redeeming miles for flight tickets for Smiles Program participants that, for consolidated Interim Financial Information purposes, only take place when the participants of the program are effectively transported by VRG.

(b)    The adjusted equity corresponds to the percentage of the equity less unrealized gains.

(c)    The subsidiary GAC has a net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary VRG. Accordingly, as of March 31, 2015, the net balance to be deferred is essentially part of the net investment of the Parent Company in VRG. The net balance to be deferred as of June 30, 2015 was R$20,159 (R$23,406 as of December 31, 2014). For further details, see Note 30b.

15.  Losses per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. The preferred stockholders are entitled to receive dividends per share 35 (thirty five) times of the dividends per share paid to common stockholders. Therefore, the Company understands that the economic capacity of the preferred shares is higher than the common shares.

Consequently, result per share is calculated by dividing the net income or loss by the weighted average number of all classes of shares outstanding during the period. Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury shares method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Individual
	Three-month ended on
	06/30/2015		06/30/2014
	Common	Preferred	Common	Preferred
Numerator
Net loss for the period attributable to Company’ stockholders	(202,499)	(193,413)	(90,529)	(83,649)
Diluted securities effect - Smiles (a)	(140)	(133)	(173)	(160)
	(202,639)	(193,546)	(90,702)	(83,809)
Denominator
Weighted average number of outstanding shares (In thousands)	4,803,312	137,561	5,035,030	132,925
Adjusted weighted average number of outstanding shares and diluted presumed conversions (In thousands)	4,803,312	137,561	5,035,030	132,925

Basic loss per share (b)	(0.042)	(1.406)	(0.018)	(0.629)
Diluted loss per share (b)	(0.042)	(1.407)	(0.018)	(0.630)

	Consolidated
	Six-month ended
	06/30/2015		06/30/2014
	Common	Preferred	Common	Preferred
Numerator
Net loss for the period attributable to Company’ stockholders	(562,861)	(537,607)	(158,718)	(146,655)
Diluted securities effect - Smiles (a)	(140)	(133)	(173)	(160)
	(563,001)	(537,740)	(158,891)	(146,815)
Denominator
Weighted average number of outstanding shares (In thousands)	4,803,292	137,404	5,035,030	132,919
Adjusted weighted average number of outstanding shares and diluted presumed conversions (In thousands)	4,803,292	137,404	5,035,030	132,919

Basic loss per share (b)	(0.117)	(3.913)	(0.032)	(1.103)
Diluted loss per share (b)	(0.117)	(3.914)	(0.032)	(1.105)

(a)    Smiles holds a Stock Options Plan for its employees. These equity instruments have a dilutive effect on earnings per share of this subsidiary, impacting, therefore, the loss considered on the basis calculation of Company’s diluted result per share, in accordance with CPC 41.

(b)    The weighted average considers the split of common shares approved at the Extraordinary General Meeting held on March 23, 2015, in accordance with CPC 41 (IAS 33). Earnings per share presented reflects of the economic strenght of each class of shares.

Diluted result per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares.Diluted result per share is calculated based on considering the instruments that may have a potential dilutive effect in the future, such as share-based payment transactions, described in Note 13. However, due to the losses reported for the period ended on June 30, 2015, these instruments issued have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

16.  Property, plant and equipment

Individual

The balance corresponds to advances for acquisition of aircraft and are related to prepayments made based on the contracts with Boeing Company to acquire 18 aircraft 737-800 Next Generation (21 aircraft as of December 31, 2014) and 109 aircraft 737-MAX (109 aircraft as of December 31, 2014) in the amount of R$464,476 (R$434,387 as of December 31, 2014) and the right to the residual value of aircraft in the amount of R$427,300 (R$427,300 as of December 31, 2014), both held by the subsidiary GAC.

Consolidated

	06/30/2015				12/31/2014
	Weighted anual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount

Flight equipment
Aircraft under finance leasing (a)	4%	3,067,356	(1,059,770)	2,007,586	2,079,724
Sets of replacement parts and spares engines	4%	1,169,029	(389,591)	779,438	755,640
Aircraft reconfigurations/overhauling	30%	1,187,538	(814,432)	373,106	198,359
Aircraft and safety equipment	20%	2,051	(1,264)	787	840
Tools	10%	30,361	(16,618)	13,743	13,751
		5,456,335	(2,281,675)	3,174,660	3,048,314

Impairment losses (b)	-	(26,100)	-	(26,100)	(33,381)
		5,430,235	(2,281,675)	3,148,560	3,014,933
Property, plant and equipment in use
Vehicles	20%	10,789	(8,794)	1,995	1,709
Machinery and equipment	10%	52,928	(27,205)	25,723	25,647
Furniture and fixtures	10%	22,614	(14,783)	7,831	7,091
Computers and peripherals	20%	38,600	(28,939)	9,661	10,939
Communication equipment	10%	2,542	(1,595)	947	1,032
Facilities	10%	4,458	(3,877)	581	724
Maintenance center - Confins	10%	105,971	(52,420)	53,551	58,954
Leasehold improvements	20%	52,008	(43,169)	8,839	10,297
Construction in progress	-	23,354	-	23,354	14,511
		313,264	(180,782)	132,482	130,904
		5,743,499	(2,462,457)	3,281,042	3,145,837
Advances for aircraft acquisition	-	492,061	-	492,061	456,197
		6.235.560	(2,462,457)	3,773,103	3,602,034

(a)  The aircraft under finance lease with purchase option at the end of the agreement are linearly depreciated by the estimated useful life until its residual value of 20%, estimated based on market values.

(b)  Refers to provisions recorded by the Company in order to present its assets according to the potential of monetary benefit generation.

Changes in property, plant and equipment balances are as follows:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Property, plant and equipment under finance lease	Other flight equipment (*)	Advances for acquisition of property, plant and equipment	Others	Total
As of January 01, 2014	2,175,697	987,310	467,763	141,389	3,772,160
Additions	60,679	189,917	482,911	18,064	751,570
Disposals	(304)	(5,064)	(494,477)	(46)	(499,891)
Depreciation	(156,348)	(236,954)	-	(28,503)	(421,805)
As of December 31, 2014	2,079,724	935,209	456,197	130,904	3,602,034
Additions	-	311,437	249,754	15,359	576,550
Disposals	(3,121)	(4,240)	(213,890)	-	(221,251)
Depreciation	(69,017)	(101,432)	-	(13,781)	(184,230)
As of June 30, 2015	2,007,586	1,140,974	492,061	132,482	3,773,103

(*) Additions primarily represent: (i) total estimated costs to be incurred relating to the reconfiguration of the aircraft when returned and, (ii) capitalized costs related to major engine overhaul.

17.  Intangible assets

	Goodwill	Airport operating licenses	Software	Total
Balance as of January 01, 2014	542,302	1,038,900	112,988	1,694,190
Additions	15,183	-	46,308	61,491
Disposals	-	-	(4)	(4)
Amortizations	-	-	(41,491)	(41,491)
Balance as of December 31, 2014	557,485	1,038,900	117,801	1,714,186
Additions	-	-	20,655	20,655
Disposals (*)	(15,183)	-	-	(15,183)
Amortizations	-	-	(13,673)	(13,673)
Balance as of June 30, 2015	542,302	1,038,900	124,783	1,705,985

(*) Referes to the goodwill transfer related to Netpoints S.A. acquisition by the subsidiary Smiles S.A., under “investments” for better presentation.

18.  Short and long-term debt

	Maturity of the contract	Interest rate	Individual		Consolidated
			06/30/2015	12/31/2014	06/30/2015	12/31/2014
Short-term debt
Local currency:
BNDES – Direct (a)	Jul, 2017	TJLP+1.40% p.a.	-	-	3,119	3,111
Debentures IV (b)	Sep, 2018	128% from DI	-	-	172,677	166,974
Debentures Smiles (c)	Jul, 2015	115% from DI	-	-	56,095	347,484
Safra (d)	May, 2018	128% from DI	-	-	16,512	16,357
Safra K-giro (n)	Sep, 2015	111% from DI	-	-	119,200	-
Interest	-	-	-	-	7,744	10,153
Foreign currency (in US$):
J. P. Morgan (e)	Feb, 2016	0.91% p.a.	-	-	86,321	54,213
Finimp (f)	Mar, 2016	3.21% p.a.	-	-	220,117	117,598
Engine Facility (Cacib) (g)	Jun, 2021	Libor 3m+2.25% p.a.	-	-	16,406	14,048
Interest	-	-	81,049	56,619	78,618	55,470
			81,049	56,619	776,809	785,408
Financial lease	Jul, 2025	4.97% p.a.	-	-	382,996	325,326
Total short-term debt			81,049	56,619	1,159,805	1,110,734

Long-term debt
Local currency:
BNDES – Direct (a)	Jul, 2017	TJLP+1.40% p.a.	-	-	3,355	4,904
Debentures IV (b)	Sep, 2018	128% from CDI	-	-	444,335	443,076
Debentures V (h)	Jun, 2017	128% from CDI	-	-	492,500	490,625
Safra (d)	May, 2018	128% from DI	-	-	82,585	82,585
Foreign currency (in US$):
J.P. Morgan (e)	Mar, 2018	0.90% p.a.	-	-	71,360	13,566
Engine Facility (Cacib) (g)	Jun, 2021	Libor 3m+2.25% p.a.	-	-	177,077	158,447
Senior Bond I (i)	Apr, 2017	7.50% p.a.	261,112	223,543	261,112	223,543
Senior Bond II (j)	Jul, 2020	9.25% p.a.	478,525	408,663	478,525	408,663
Senior Bond III (k)	Feb, 2023	10.75% p.a.	109,156	93,450	99,324	82,970
Senior Bond IV (l)	Jan, 2022	8.87% p.a.	984,411	841,313	984,411	841,313
Perpetual Bond (m)	-	8.75% p.a.	620,519	531,240	555,365	475,460
			2,453,723	2,098,209	3,649,949	3,225,152
Financial lease	Jul, 2025	4.97% p.a.	-	-	2,038,387	1,899,353
Total long-term debt			2,453,723	2,098,209	5,688,336	5,124,505

Total			2,534,772	2,154,828	6,848,141	6,235,239

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

(a) Credit line obtained on June 27, 2012, to the expansion of the aircraft maintenance Center ("CMA").

(b) Issuance of 600 debentures on September 30, 2010, which the amount raised were used to supply working capital on the subsidiary VRG.

(c) Issuance of 60,000 debentures on July 15, 2014, which the amount raised were used on the capital reduction on Smiles, at the same date.

(d)The total amount of the financing as of March 31, 2015 was R$99,020 with guaranteed deposits in the amount of R$43,028 as shown in Note 6.

(e) Issuance of 3 series of Guaranteed Notes to finance engine maintenance. For further information, see Note 12d.

(f)  Credit line with Banco do Brasil and Banco Safra of import financing for purchase of spare parts and aircraft equipment.

(g)Credit line raised on June 30, 2014 with Credit Agricole.

(h)Issuance of 500 debentures on June 10, 2011, which the amount raised was used to supply working capital on the subsidiary VRG.

(i)  Issuance of the Bond by the subsidiary Finance on March 22, 2007was used on pre-payments financing for purchase of aircraft.

(j)  Issuance of Bond by the subsidiary Finance on July 13, 2010 in order to pay debts held by the Company.

(k) Issuance of the Bond by the subsidiary VRG on February 07, 2013 in order to finance the pre-payment of debts that will mature in the next 3 years. The total amount of the Bond was transferred to the subsidiary LuxCo, along with the financial applications acquired on the date of issuance, and and a portion of the loan was prepaid.

(l)  Issuance of the Bond by the subsidiary LuxCo on September 24, 2014 in order to finance the repurchase of the Senior Bonds I, II and III.

(m) Issuance of the Bond by the subsidiary Finance on April 05, 2006 to finance aircraft purchase and bank loans.

(n)Short term loan used to supply working capital on the subsidiary VRG by the Safra bank.

The maturities of long-term debt as of June 30, 2015 are as follows:

	2016	2017	2018	2019	After 2019	Without maturity date	Total
Individual
Foreign currency (in US$):
Senior Bond I	-	261,112	-	-	-	-	261,112
Senior Bond II	-	-	-	-	478,525	-	478,525
Senior Bond III	-	-	-	-	109,156	-	109,156
Senior Bond IV	-	-	-	-	984,411	-	984,411
Perpetual Bond	-	-	-	-	-	620,519	620,520
Total	-	261,112	-	-	1,572,092	620,519	2,453,723

Consolidated
Local currency:
BNDES – Direct	1,549	1,806	-	-	-	-	3,355
Safra	33,333	33,333	15,919	-	-	-	82,585
Debentures IV	50,100	50,100	344,135	-	-	-	444,335
Debentures V	250,000	242,500	-	-	-	-	492,500
Foreign currency (in US$):
J.P. Morgan	21,285	41,925	8,150	-	-	-	71,360
Engine Facility (Cacib)	8,298	16,595	16,595	16,595	118,994	-	177,077
Senior Bond I	-	261,112	-	-	-	-	261,112
Senior Bond II	-	-	-	-	478,525	-	478,525
Senior Bond III	-	-	-	-	99,324	-	99,324
Senior Bond IV	-	-	-	-	984,411	-	984,411
Perpetual Bond	-	-	-	-	-	555,365	555,365
Total	364,565	647,371	384,799	16,595	1,681,254	555,365	3,649,949

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The fair value of senior and perpetual bond as of June 30, 2015 is as follows:

	Individual		Consolidated
	Book	Market	Book	Market
Senior Bonds (*)	1,833,203	1,545,034	1,823,372	1,545,034
Perpetual Bond	650,520	415,221	555,365	371,623

(*) Senior and Perpetual Bonds’ market prices are obtained through the current market quotations (level 1).

Covenants

Long-term financing (excluding perpetual bonds and financing of aircraft) in the total amount of R$3,094,593, as of June 30, 2015 (R$2,749,692 as of December 31, 2014), hold clauses and contratual restrictions, including but not limited to those that require the Company to maintain the liquidity requirements defined  and the cover of expenses with interest.

The Company has restrictive covenants in its financing agreements with the following financial institutions: Bradesco and Banco do Brasil (Debentures IV e V), with semi-annual measurements. As of June 30, 2014, the funding by the debentures IV and V have the following restrictive clauses: (i) net debt/EBITDAR below 4.41, and (ii) coverage of debt (CID) of at least 1.00. On June 30, 2015, the Company performed measurement and obteined the following indexes: (i) net debt/EBITDAR of 7.64; (ii) and coverage of debt (CID) of 0.74. Thus, the Company did not meet the minimum levels required for the covenants mentioned above. However, as of June 26, 2015, the holders debenture decided, without restrictions, reservations or opposition, to issue the waivers. Thus, the Company maintened the classification of debentures IV and V in noncurrent liabilities.

a)    New loans from the period ended June 30, 2015

The Company, during the period ended June 30, 2015, obtained new debt financings, as follow:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

i.                Import financing (Finimp): on May 18, 2015, the subsidiary VRG obtained a financing in the amount of R$13,377 (US$4,274 at the date of the loan) by Banco do Brasil with 360 days maturity on May 13, 2015, effective rate of 4.43% p.a. with promissory note of 143% of the amount raised as guarantee. This operation is part of credit line maintened by the Company for import financing in order to purchase spare parts and aircraft equipaments.

ii.              Loan for working capital by Safra: on June 30, 2015, the subsidiary VRG obtained a new credit line with Bank Safra in order to supply the working capital in the amount of R$120,000, with principal and interests maturity date on September 28, 2015, and issuance costs of R$1,200, with fiduciary assignment as guarantee.

b)    Financial leases

The future payments of financial leasing contracts indexed to U.S. Dollar are detailed as follow:

	Consolidated
	06/30/2015	12/31/2014
2015	239,586	417,149
2016	466,264	399,179
2017	431,515	369,429
2018	424,134	363,110
2019	352,954	302,171
Beyond 2019	830,919	698,898
Total minimum lease payments	2,745,372	2,549,936
Less total interest	(323,989)	(325,257)
Present value of minimum lease payments	2,421,383	2,224,679
Less current portion	(382,996)	(325,326)
Noncurrent portion	2,038,387	1,899,353

The discount rate used to calculate the present value of the minimum lease payments was 4.93% as of June 30, 2015 (5.00% as of December 31, 2014). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of June 30, 2015, the withdrawals made for the repayment at maturity date of the lease agreements amount to R$206,088 (R$164,446 as of December 31, 2014) and are recorded in long-term debt.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

19.  Salaries, wages and benefits

	Individual		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Salaries	-	-	213,588	158,216
INSS and FGTS recoverable	347	511	54,150	67,189
Profit sharing plan	-	-	3,415	24,984
Others	14	8	5,274	5,051
	361	519	276,427	255,440

20.  Taxes payable

	Individual		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014
PIS and COFINS	-	-	28,059	36,277
Withoholding tax on installments	-	-	1,417	-
Withholding taxes on salaries	3	-	20,319	27,841
ICMS	-	-	37,755	36,212
Tax on import	-	-	3,467	3,467
CIDE	198	-	3,013	1,480
IOF	33	-	34	35
IRPJ and CSLL payable	-	-	-	15,791
Others	16	-	11,370	13,798
	250	-	105,434	134,901

Current	250	-	67,867	100,094
Noncurrent	-	-	37,567	34,807

21.  Advance ticket sales

As of June 30, 2015, the balance of transport to perform classified in current liabilities was R$1,082,397 (R$1,101,611 as of December 31, 2014) and is represented by 5,725,134 coupons tickets sold and not yet used (5,382,145 as of December 31, 2014) with an average use of 58 days (40 days as of December 31, 2014).

22.  Mileage program

As of June 30, 2015, the balance of Smiles deferred revenue is R$242,071 (R$220,212 as of December 31, 2014) and R$669,362 (R$559,506 as of December 31, 2014) classified in the current and noncurrent liabilities, respectively and the number of outstanding miles as of June 30, 2015 amounted to 45,567,907,577 (42,412,047,693 as of December 31, 2014).

23.  Advances from customers

The Company, through its subsidiary Smiles, makes advances sales of miles which are recorded under "Advances from customers". As of June 30, 2015, the outstanding balance related to these advances sales is as follows:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Consolidated
	06/30/2015	12/31/2014
Financial institutions (*)	71,015	1,850
Others	3,754	1,346
	74,769	3,196

(*) A portion of the amount in the current liabilities of R$71,015 (R$1,850 as of December 31, 2014) is related to the miles sales agreement signed on February 25, 2015 along with the financial institution Bradesco Santander S.A..

24.  Provisions

	Consolidated
	Insurance provision	Provision for aircraft and engine return of VRG and Webjet (a)	Provision for legal proceedings (b)	Total
Balance on December 31, 2014	21,916	361,651	102,093	485,660
Additional provisions recognized	1,063	18,031	25,028	44,122
Utilized provisions	(17,304)	(12,833)	(672)	(30,809)
Foreign exchange variation	(523)	55,851	-	55,328
Balance on June 30, 2015	5,152	422,700	126,449	554,301

As of December 31, 2014
Current	21,916	185,178	-	207,094
Noncurrent	-	176,473	102,093	278,566
	21,916	361,651	102,093	485,660

As of June 30, 2015
Current	5,152	222,562	-	227,714
Noncurrent	-	200,138	126,449	326,587
	5,152	422,700	126,449	554,301

(*) Refers to not utilized provisions.

a)    Return of aircraft and engines

The returns provisions consider the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as prescribed in the returns conditions of the lease contracts, and which is capitalized in fixed assets (aircraft reconfigurations/overhauling), as described in Note 16.

b)    Provision for legal proceedings

As of June 30, 2015 the Company and its subsidiaries are parties to 28,852 (8,889 labor and 19,963 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations).

Under this classification, the number of proceedings is as follows:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Operation	Succession	Total
Civil lawsuits	17,957	367	18,324
Civil proceedings	1,636	3	1,639
Labor lawsuits	5,401	3,296	8,697
Labor proceedings	190	2	192
	25,184	3,668	28,852

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	06/30/2015	12/31/2014
Civil	63,160	55,097
Labor	63,289	46,996
	126,449	102,093

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount as of June 30, 2015 of R$16,945 for civil claims and R$18,110 for labor claims (R$15,786 and R$2,341 as of December 31, 2014 respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Companys’ management and its legal consultants as being relevant and with probable risk as of June 30, 2015:

•  GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated by the interest on capital in the amount of R$37,750, related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains a letter of credit with Bic Banco with a partial guarantee on the lawsuit value of R$22,042 as disclosed in Note 6.

•  Tax on Services (ISS), the amount of R$19,684 (R$16,470 as of December, 31 2014) arising from assessment notices issued by the Prefeitura do Município de São Paulo against the Company, in the period from January, 2007 to December, 2010 regarding a possible ISS taxation on partners agreements. The classification of the possible risk stems from the matters under discussion and are interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

•  Customs Penalty in the amount of R$18,783 (R$33,956 as of December, 31 2014) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

•  BSSF goodwill (BSSF Air Holdings), in the amount of R$44,129 (R$43,246 as of December, 31 2014) related to Infraction notices due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•  VRG’s goodwill in the amount of R$18,659 (R$17,894 as of December, 31 2014) resulted from summons of violation related to the deductibility of the goodwill classified as future payment. The classification of probable risk arises from the absence of a final opinion from the Superior Courts.

There are other lawsuits considered by the Company’s management and its legal counsel as possible risk, in the estimated amount of R$131,444 (R$27,538 as of December, 31 2014) which added to the lawsuits mentioned above, amount to R$270,199 as of June 30, 2015 (R$176,854 as of December, 31 2014).

25.  Stockholders’ equity

a)    Issued capital

As of June 30, 2015, the amount of the Company’s capital is R$2,618,837, represented by 5,174,355,497 shares, of which 5,035,037,140 are common shares and 139,318,357 are preferred shares. On the Extraordinary General Meeting held on March 23, 2015 was approved the deployment of the Company’s common shares, in the ratio of 1 (one) to 35 (thirty five) shares, without changes in the shareholders’ ratio. The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

	06/30/2015			12/31/2014
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	21.16%	61.21%	100.00%	21.16%	61.22%
Delta Airlines, Inc.	-	5.96%	2.93%	-	5.96%	2.93%
Fidelity Investments	-	-	-	-	5.05%	2.48%
Delaware Management	-	6.71%	3.30%	-	-	-
Janus Capital	-	5.05%	2.48%	-	-	-
Treasury shares	-	1.15%	0.57%	-	1.50%	0.74%
Other	-	1.33%	0.65%	-	1.33%	0.65%
Free float	-	58.64%	28.85%	-	65.00%	31.98%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital, as of June 30, 2015, was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase, the Board of Directors will define the issuance conditions, including pricing and payment terms.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

b)    Dividends

The Company’s bylaws provide for a mandatory minimum dividend to be paid to common and preferred stockholders, in the aggregate of at least 25% of annual adjusted profit after resevers in accordance with the Corporate Law (6,404/76). The Brazilian Corporate Law, permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

c)    Treasury shares

As of June 30, 2015, the Company holds 1,606,596 treasury shares, totaling R$24,784, with a market value of R$11,841 (2,083,785 treasury shares, totaling R$31,357 in shares with market value of R$31,633 as of December 31, 2014).

d)    Share-based payments

As of June 30, 2015, the balance of share-based payments reserve was R$96,065 (R$93,763 as of December 31, 2014). The Company recorded a share-based payment expense amounting to R$6,188 related to the Company’s controlling stockholders, of which R$546 is related to Smiles, and R$461 related to its non-controlling stockholders in the period ended June 30, 2015, with a corresponding expense classified as personnel costs under the statement of profit or loss (R$3,026 related to the Company’s controlling stockholders and R$529 related to its non-controlling stockholders as of June 30, 2014).

e)    Other comphensive income (losses)

The fair value measurement of financial instruments designated as cash flow hedges is recognized as “Other Comphensive Income”, net of tax effects. The balance as of June 30, 2015 corresponds to a net loss of R$141,425 (net loss of R$138,713 as of December 31, 2014) as Note 31.

f)     Cost on issued shares

As of June 30, 2015 and December, 31 2014, the balance of costs on issued shares was R$36,886 on the parent company and R$150,214 on the consolidated balance.

26.  Revenue

The net revenue has the following breakdown:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Consolidated
	Three-month period ended on		Six-month period ended on
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Passenger transportation	1,927,107	2,243,799	4,248,521	4,604,380
Cargo	78,570	83,631	150,392	160,951
Other revenue	263,232	202,542	519,974	389,083
Gross revenue	2,268,909	2,529,972	4,918,887	5,154,414

Related taxes	(137,836)	(148,683)	(282,582)	(279,726)
Net revenue	2,131,073	2,381,289	4,636,305	4,874,688

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical segment is as follows:

	Consolidated
	Three-month period ended on				Six-month period ended on
	06/30/2015%		06/30/2014%		06/30/2015%		06/30/2014%
Domestic	1,948,447	91.4	2,065,921	86.8	4,174,074	90.0	4,285,132	87.9
International	182,626	8.6	315,368	13.2	462,231	10.0	589,556	12.1
Net revenue	2,131,073	100.0	2,381,289	100.0	4,636,305	100.0	4,874,688	100.0

27.  Costs of services, administrative and selling expenses

	Individual
	Three-month period ended on				Six-month period ended on
	06/30/2015		06/30/2014		06/30/2015		06/30/2014
	Total	%	Total	%	Total	%	Total	%
Personnel (a)	(1,463)	(20.6)	(721)	(3.0)	(2,950)	(23.9)	(2,945)	(4.4)
Services rendered	(1,286)	(18.1)	(1,281)	(5.3)	(2,115)	(17.1)	(3,870)	(5.7)
Sale-leaseback transactions (b)	10,144	143.1	26,272	109.4	18,153	146.9	75,073	111.1
Other operating expenses	(301)	(4.3)	(260)	(1.1)	(735)	(5.9)	(688)	(1.0)
	7,094	100.0	24,010	100.0	12,353	100.0	67,570	100.0

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Consolidated
	Three-month period ended on:
	06/30/2015
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Personnel (a)	(331,786)	(13,538)	(47,791)	-	(393,115)	16.5
Fuel and lubricants	(821,557)	-	-	-	(821,557)	34.5
Aircraft rent	(244,339)	-	-	-	(244,339)	10.3
Aircraft insurance	(6,519)	-	-	-	(6,519)	0.3
Maintenance materials and repairs	(126,584)	-	(2)	-	(126,586)	5.3
Traffic services	(109,310)	(64,222)	(70,247)	-	(243,779)	10.2
Sales and marketing	-	(145,828)	(220)	-	(146,048)	6.1
Tax and landing fees	(162,014)	-	-	-	(162,014)	6.8
Depreciation and amortization	(86,361)	-	(11,117)	-	(97,478)	4.1
Sale-leaseback transactions (b)	-	-	-	10,144	10,144	(0.4)
Other, net	(104,960)	(11,517)	(33,022)	-	(149,499)	6.3
	(1,993,430)	(235,105)	(162,399)	10,144	(2,380,790)	100.0

	Consolidated
	Three-month period ended on:
	06/30/2014
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Personnel (a)	(268,190)	(15,887)	(43,052)	-	(327,129)	14.0
Fuel and lubricants	(908,042)	-	-	-	(908,042)	38.8
Aircraft rent	(213,033)	-	-	-	(213,033)	9.1
Aircraft insurance	(4,776)	-	-	-	(4,776)	0.2
Maintenance materials and repairs	(152,402)	-	(2)	-	(152,404)	6.5
Traffic services	(83,528)	(40,816)	(77,682)	-	(202,026)	8.6
Sales and marketing	-	(160,662)	(342)	-	(161,004)	6.9
Tax and landing fees	(142,344)	-	-	-	(142,344)	6.1
Depreciation and amortization	(108,915)	-	(15,394)	-	(124,309)	5.3
Sale-leaseback transactions (b)	-	-	-	26,272	26,272	(1.2)
Other, net	(88,284)	(8,184)	(37,645)	428	(133,685)	5.7
	(1,969,514)	(225,549)	(174,117)	26,700	(2,342,480)	100.0

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Consolidated
	Six-month period ended on:
	06/30/2015
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Personnel (a)	(670,650)	(29,154)	(104,990)	-	(804,794)	17.0
Fuel and lubricants	(1,608,363)	-	-	-	(1,608,363)	33.9
Aircraft rent	(458,988)	-	-	-	(458,988)	9.7
Aircraft insurance	(12,966)	-	-	-	(12,966)	0.3
Maintenance materials and repairs	(273,681)	-	(2)	-	(273,683)	5.9
Traffic services	(212,794)	(115,708)	(148,104)	-	(476,606)	10.1
Sales and marketing	-	(270,324)	(340)	-	(270,664)	5.7
Tax and landing fees	(330,873)	-	-	-	(330,873)	7.0
Depreciation and amortization	(167,258)	-	(30,645)	-	(197,903)	4.2
Sale-leaseback transactions (b)	-	-	-	18,153	18,153	(0.4)
Other, net	(220,605)	(26,102)	(67,562)	-	(314,269)	6.6
	(3,956,178)	(441,288)	(351,643)	18,153	(4,730,956)	100.0

	Consolidated
	Six-month period ended on:
	06/30/2014
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Personnel (a)	(559,686)	(23,379)	(91,363)	-	(674,428)	14.4
Fuel and lubricants	(1,919,364)	-	-	-	(1,919,364)	40.9
Aircraft rent	(425,995)	-	-	-	(425,995)	9.1
Aircraft insurance	(9,661)	-	-	-	(9,661)	0.1
Maintenance materials and repairs	(227,933)	-	(2)	-	(227,935)	4.9
Traffic services	(175,915)	(64,563)	(127,391)	-	(367,869)	7.8
Sales and marketing	-	(321,895)	(342)	-	(322,237)	6.9
Tax and landing fees	(293,812)	-	-	-	(293,812)	6.3
Depreciation and amortization	(229,227)	-	(30,334)	-	(259,561)	5.5
Sale-leaseback transactions (b)	-	-	-	75,073	75,073	(1.6)
Other, net	(176,129)	(15,563)	(73,502)	-	(265,194)	5.7
	(4,017,722)	(425,400)	(322,934)	75,073	(4,690,983)	100.0

(a)    The Company recognizes the cost of the Audit Committee and Board of Directors on “personnel”.

(b)    The amount of R$9,654 (R$48,801 as of June 30, 2014) comprises the gains fully recognized and deferred losses from sale-leaseback transactions of 1 aircraft during the period ended June 30, 2015 (6 aircraft for the period ended June 30, 2014).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

28.  Financial income (expense)

	Individual
	Three-month period ended on		Six-month period ended on
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Financial income
Gains from derivatives
Income from short-term investments and investment funds	1,218	2,006	3,007	3,468
Monetary variation	585	552	1,216	1,225
Other	600	3,933	711	3,933
	2,403	6,491	4,934	8,626
Financial expenses
Losses from derivatives	-	49	-	(15,852)
Interest on short and long-term debt	(57,539)	(44,737)	(110,156)	(92,437)
Loss from short-term investments and investment funds	(1,998)	(155)	(3,503)	(689)
Other	(2,103)	(479)	(3,505)	(896)
	(61,640)	(45,322)	(117,164)	(109,874)

Foreign exchange variation, net	96,000	42,696	(274,534)	124,334

Total	36,763	3,865	(386,764)	23,086

	Consolidated
	Three-month period ended on		Six-month period ended on
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Financial income
Gains from derivatives	26,492	34,996	103,383	89,755
Income from short-term investments and investment funds	32,642	25,359	89,563	67,530
Monetary variation	6,095	1,919	9,395	4,485
Other	4,127	6,038	7,418	9,294
	69,356	68,312	209,759	171,064
Financial expenses
Losses from derivatives	(33,472)	(71,781)	(42,333)	(260,926)
Interest on short and long-term debt	(185,637)	(132,899)	(358,758)	(276,004)
Bank interest and expenses	(7,349)	(5,739)	(18,351)	(11,362)
Loss from short-term investments and investment funds	(12,878)	-	(38,743)	-
Monetary variation	(871)	(1,134)	(2,059)	(2,110)
Other	(18,241)	(12,845)	(31,092)	(28,017)
	(258,448)	(224,398)	(491,336)	(578,419)

Foreign exchange variation, net	205,573	50,391	(568,495)	107,878

Total	16,481	(105,695)	(850,072)	(299,477)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

29.  Operating segment

Operating segments are defined as business activities from which it may earn revenues and incur expenses, which operating results are regularly reviewed by the relevant decision makers to evaluate performance and allocate resources to the segments. The Company holds two operating segments: the airline industry and the loyalty program.

The accounting policies of the operating segments are the same as those applied to the consolidated Interim Financial Information. Additionally, the Company has distinct natures between the two reportable segments, which prevent any form of cost allocation, so there are no common costs and revenues between operating segments.

The Company is the majority shareholder of the subsidiary Smiles, being the non-controlling portion on its capital of 45.8% and 45.5% as of June 30, 2015 and December, 31 2014, respectively.

The information as follow presents the summarized financial position related to reportable segments for the period ended June 30, 2015 and December 31, 2014:

a)    Assets and liabilities of the operational segment

	06/30/2015
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2.294.557	1.143.945	3.438.502	(791.308)	2.647.194
Noncurrent	7.239.936	545.138	7.785.074	(572.173)	7.212.901
Total assets	9.534.493	1.689.083	11.223.576	(1.363.481)	9.860.095

Liabilities
Current	4.924.487	741.000	5.665.487	(1.166.123)	4.499.364
Noncurrent	6.222.592	583.205	6.805.797	(2)	6.805.795
Stockholder’s equity	(1.612.586)	364.878	(1.247.708)	(197.356)	(1.445.064)
Total liabilities and stockholder’s equity	9.534.493	1.689.083	11.223.576	(1.363.481)	9.860.095

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	12/31/2014
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,783,212	734,355	3,517,567	(531,369)	2,986,198
Noncurrent	7,061,616	832,848	7,894,464	(904,015)	6,990,449
Total assets	9,844,828	1,567,203	11,412,031	(1,435,384)	9,976,647

Liabilities
Current	3,992,760	708,292	4,701,052	(488,406)	4,212,646
Noncurrent	6,370,455	452,874	6,823,329	(726,354)	6,096,975
Stockholder’s equity	(518,387)	406,037	(112,350)	(220,624)	(332,974)
Total liabilities and stockholder’s equity	9,844,828	1,567,203	11,412,031	(1,435,384)	9,976,647

b)    Income and expenses of the operational segment

	06/30/2015
	Fligh transportation	Smiles loyalty Program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger	3,958,415	-	3,958,415	115,816	4,074,231
Cargo and other	464,262	-	464,262	(10,660)	453,602
Miles redeemed revenue	-	521,494	521,494	(413,022)	108,472
Costs	(3,956,178)	(285,080)	(4,241,258)	285,080	(3,956,178)
Net income	466,499	236,414	702,913	(22,786)	680,127

Operating expenses
Sales and marketing	(441,288)	(37,925)	(479,213)	37,925	(441,288)
Administrative expenses	(351,643)	(17,316)	(368,959)	17,316	(351,643)
Other operating revenue, net	18,153	-	18,153	-	18,153
	(774,778)	(55,241)	(830,019)	55,241	(774,778)

Equity results	72,659	(3,201)	69,458	(72,105)	(2,647)

Finance result
Financial income	209,759	76,769	286,528	(76,769)	209,759
Financial expense	(491,336)	(14,832)	(506,168)	14,832	(491,336)
Exchange rate changes, net	(568,495)	(677)	(569,172)	677	(568,495)

Income (loss) before income tax and social contribution	(1,085,692)	239,232	(846,460)	(100,910)	(947,370)

Current and deferred income tax and social contribution	(7,353)	(80,191)	(87,544)	7,270	(80,274)
Total income (loss), net	(1,093,045)	159,041	(934,004)	(93,640)	(1,027,644)

Attributable to Company’ stockholders	(1,093,045)	159,041	(934,004)	(166,464)	(1,100,468)
Attributable to non-controlling stockholders	-	-	-	72,824	72,824
	06/30/2014
	Fligh transportation	Smiles loyalty Program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	4,332,418	-	4,332,418	83,279	4,415,697
Cargo and other (a)	422,588	-	422,588	(9,281)	413,307
Miles redeemed revenue (a)	-	340,374	340,374	(294,690)	45,684
Costs (b)	(4,062,355)	(180,643)	(4,242,998)	225,276	(4,017,722)
Net income	692,651	159,731	852,382	4,584	856,966

Equity results	81,124	(1,407)	79,717	(81,124)	(1,407)

Operating expenses
Sales and marketing	(395,757)	(26,976)	(422,733)	(2,667)	(425,400)
Administrative expenses	(310,772)	(14,688)	(325,460)	2,526	(322,934)
Other operating revenue, net	75,073	-	75,073	-	75,073

Finance result
Financial income	148,363	100,049	248,412	(77,348)	171,064
Financial expense	(655,317)	(450)	(655,767)	77,348	(578,419)
Exchange rate changes, net	107,251	627	107,878	-	107,878

Income (loss) before income tax and social contribution	(257,384)	216,886	(40,498)	(76,681)	(117,179)

Current and deferred income tax and social contribution	(47,964)	(74,463)	(122,427)	(1,520)	(123,947)
Total income (loss), net	(305,348)	142,423	(162,925)	(78,201)	(241,126)

Attributable to Company’ stockholders	-	-	-	-	(305,373)
Attributable to non-controlling stockholders	-	-	-	-	64,247

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

(a)   Eliminations entries are fully represented by transactions among VRG and Smiles.

(b)   Depreciation and amortization rate are allocated for each operating segment as follows: R$197,085 in flight transportantion segment and R$816 in Loyalty Program Segment (R$ 258,672 and R$ 919 respectively on June 30, 2014).

In the individual Interim Financial Information of the subsidiary Smiles, which represents the segment Smiles Loyalty Program and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under this perspective, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and results, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, besides eliminations entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under the perspective of the consolidated Interim Financial Information, the miles that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

30.  Commitments

As of June 30, 2015 the Company holds 127 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including the contractual discounts, is R$45,302,698 (corresponding to US$14,601,527 at the reporting date) and are segregated according to the following years:

	06/30/2015	12/31/2014
2015	778,570	1,323,818
2016	1,617,891	1,385,110
2017	2,491,168	2,132,740
2018	1,701,559	1,456,740
2019	5,215,793	4,465,348
Beyond 2019	33,497,717	28,678,089
	45,302,698	39,441,845

As of June 30, 2015, from the total orders mentioned above, the Company holds the amount of R$6,083,332 (corresponding to US$1,978,996  at the reporting date) related to advances for aircraft acquisition, to be disbursed in accordance with the following schedule:

	06/30/2015	12/31/2014
2015	239,604	289,945
2016	180,133	154,216
2017	312,921	267,898
2018	760,552	651,124
2019	811,753	694,958
Beyond 2019	3,778,369	3,234,741
	6,083,332	5,292,882

The installment financed by long-term debt with aircraft guarantee through the U.S. Ex-Im Bank corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term line of credit and supplier financing.

The Company leases its entire aircraft fleet through a combination of operational and financial leases. As of June 30, 2015, the total fleet leased was comprised of 142 aircraft, of which 97 were under operating leases and 45 were recorded as financial leases. The Company holds 40 aircraft under financial leasing with purchase option. During the period ended June 30, 2015, the Company received 2 aircraft and did not return any aircraft under operating lease contracts.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

a)    Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. Dollars, and are as follows:

	06/30/2015	12/31/2014
2015	452,462	785,052
2016	859,872	697,744
2017	805,237	632,899
2018	690,374	539,329
2019	619,354	482,752
Beyond 2019	1,562,899	1,657,034
Total minimum lease payments	4,990,198	4,794,810

b)    Sale-leaseback transactions

The Company, during the years 2006 to 2009, recorded gains and losses from sale-leaseback transactions of aircraft 737-800 Next Generation. These gains and losses were deferred, and are being amortized proportionally to the payments of the operational lease agreements over the contract term of 120 months. The amounts registered during the period ended June 30, 2015 and December 31, 2014 are as follows:

	Prepaid expenses				Other liabilities
	Current		Noncurrent		Current		Noncurrent
	06/30/2015	12/31/2014	06/30/2015	12/31/2014	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Deferred losses (*)	8,280	8,280	14,106	18,245	-	-	-	-
Deferred gains (**)	-	-	-	-	1,783	1,783	445	1,337

(*)  Related to 2 aircraft from transactions on 2006.

(**) Related to 11 aircraft from transactions from 2006 to 2009, see Note 10.

Additionally, during the period ended on June 30, 2015, the Company recorded a net gain of R$18,153 resulting from 4 aircraft received during the period (R$75,073 related to 9 aircraft received during the period ended June 30, 2014) that were used as sale-leaseback transactions and resulted in operating leases. Given that the gains and losses from sale-leaseback transactions will not be offset against future lease payments and were negotiated at fair value, such gain was recognized directly in profit or loss.

31.  Financial instruments and risks management

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks related to the Company operations. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. Dollar and interest markets. The contracts may be held by means of exclusive investment funds, as described in the Risk Management Policy of the Company.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Risk Committee (CPR), and approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The gains or losses on these transactions and the application of risk management controls are part of the Committee’s monitoring and have been satisfactory when considering the objectives proposed.

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available in the market and according to valuation methodologies.

Most of the derivative financial instruments are engaged with the purpose of hedging against fuel and exchange rates risks based on scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments contracted, can presents ineffective positions for hedge accounting purposes upon settlement, which are presented in the tables below.

The description of the consolidated account balances and the categories of financial instruments included in the statements of financial position as of June 30, 2015 and December 31, 2014 is as follows:

	Measured at fair value through profit or loss		Measured at amortized cost
	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Assets
Cash and cash equivalents	1,408,113	1,796,605	214,804	102,168
Short-term investments (a)	7,231	287,148	86,512	9,676
Restricted cash	276,646	273,247	61,779	58,303
Derivatives operations assets (b)	4,090	18,846	-	-
Accounts receivable	-	-	450,738	352,284
Deposits (c)	-	-	528,959	526,822
Other credits	-	-	77,760	65,120

Liabilities
Loans and financing (d)	-	-	6,848,141	6,235,239
Suppliers	-	-	715,634	686,151
Derivatives obligations (b)	71,721	85,366	-	-

(a)    The Company manages its investments as held for trading to pay its operational expenses.

(b)    The Company registered as of June 30, 2015 the amount net of R$141,425, net of tax effects (R$138,713 as of December 31, 2014) in equity as an equity valuation resulting from these assets and liabilities, as explained in Note 25e.

(c)    Excludes the escrow deposits, as mentioned in Note 11.

(d)   The fair values are approximately the book values, according to the short term maturity period of these assets and liabilities, except the amounts related to Perpetual Bonds and Senior Notes, as disclosed on Note 18.

As of June 30, 2015 the Company had no financial assets available for sale.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (especially currency risk, interest rate risk, and fuel price risk), credit and liquidity risks. These risks are originated by, essentially, leasing agreements of aircraft purchase.

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least yearly in compliance with the strategies determined in the Risk Policies Committees. The relevant information on the main risks affecting the Company’s and its subsidiaries’ operation is as follows:

a)    Fuel price risk

As of June 30, 2015, fuel expenses accounted for 33.9% of the costs and operating expenses of the Company. The aircraft fuel price fluctuates both in the short and in the long term, in line with crude oil and oil byproduct price fluctuations.

To mitigate the risk of fuel price, the Company holds derivative financial instruments referenced mainly to crude oil and, eventually, to their derivatives, also contracted, directly with the local supplier, are future fuel deliveries to aircraft at predetermined prices.

b)    Exchange rate risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated trade accounts payable, leasing provision and leases and financing.

The Company’s revenues are mainly denominated in Brazilian Reais, except for a small portion in U.S. Dollar, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay Guarani, Uruguayan peso, Venezuela bolivar etc.

To mitigate the risk of exchange rate, the Company holds derivative financial instruments that are referenced to the U.S. Dollar.

The currency exposure of the Company on June 30, 2015 and December 31, 2014 is shown below:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Individual		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Assets
Cash and short-term investments	296,286	457,902	929,527	954,227
Trade receivables	-	-	38,774	35,095
Deposits	-	-	528,959	526,822
Prepaid expenses with leases	-	-	7,618	44,093
Result from hedge operations	-	-	4,090	18,846
Others	-	-	16,266	9,572
Total assets	296,286	457,902	1,526,234	1,588,655

Liabilities
Foreign suppliers	-	-	144,362	69,733
Short and long-term debt	2,534,773	2,154,828	3,028,635	2,445,291
Finance leases payable	-	-	2,421,384	2,224,679
Other leases payable	-	-	75,395	56,837
Provision for aircraft return	-	-	422,700	361,651
Contingency provision	-	-	-	227
Related parties	49,124	151,408	-	-
Total liabilities	2,583,897	2,306,236	6,092,476	5,158,418
Exchange exposure in R$	2,287,611	1,848,334	4,566,242	3,569,763

Obligations not registered in the statements of financial position
Future obligations resulting from operating leases	-	-	6,083,332	4,794,810
Future obligations resulting from firm aircraft orders	45,302,698	39,441,845	45,302,698	39,441,845
Total	45,302,698	39,441,845	51,386,030	44,236,655

Total exchange exposure R$	47,590,309	41,290,179	55,952,272	47,806,418
Total exchange exposure US$	15,338,848	15,544,831	18,033,995	17,998,049
Exchange rate (R$/US$)	3.1026	2.6562	3.1026	2.6562

c)    Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is related to lease transactions, of which the installments to be paid are indexed to the Libor after date that the aircraft are delivered. Another relevant exposure is the local investments and debts indexed to the CDI rate.

To mitigate the interest rate risk the Company holds swap derivatives.

d)    Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, and short-term investments.

The trade receivable credit risk consists of amounts falling due from the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

As defined in the Risk Management Policy, the Company is required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are contracted with counterparties rated at least as investment grade by S&P and Moody’s. The financial instruments are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigate the credit risks, derivative transactions contracted on the OTC market (OTC) have counterparts with a minimum rating of "investment grade". The Company’s Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

e)    Liquidity risk

Liquidity risk takes on two distinct forms: market and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

As a way of managing the liquidity risk, the Company invests its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of June 30, 2015, the weighted average maturity of the Company’s financial assets was 33 days and of financial debt, excluding perpetual bonds, was 3.6 years.

The schedule of financial liability hold by the Company is shown bellow:

As of June 30, 2015	Immediate	Less than 6 months	6 a 12 months	1 a 5 years	Up to 5 years	Total
Short and long-term debt	-	86,321	864,770	1,547,555	4,349,495	6,848,141
Suppliers	95,133	557,298	63,196	7	-	715,634
Salaries, wages and benefits	123,818	2,891	149,705	13	-	276,427
Taxes payable	-	67,867	-	37,567	-	105,434
Taxes and landing fees	-	328,049	-	-	-	328,049
Liabilities from derivative transactions	-	71,721	-	-	-	71,721
Provisions	-	209,599	18,115	219,046	107,541	554,301
Other liabilities	63,228	101,163	88,520	50,365	33,577	336,853
	282,179	1,424,909	1,184,306	1,854,553	4,490,613	9,236,560

f)     Capital management

The table as follow shows the financial leverage rate as of June 30, 2015 and December 31, 2014:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Consolidated
	06/30/2015	12/31/2014
(Deficit) stockholder’s equity (b)	(1,445,064)	(332,974)
Cash and cash equivalents	(1.622.917)	(1,898,773)
Restricted cash	(338,425)	(331,550)
Short-term investments	(93,743)	(296,824)
Short- and long-term debts	6,848,141	6,235,239
Net debt (a)	4.793.056	3,708,092
Leverage ratio (a)/(b)	332%	1,114%

The Company remains committed to maintaining high liquidity and an amortization profile without pressure on the short-term refinancing.

Derivative financial instruments

The derivative financial instruments were recognized in the following statements of financial position line items:

Movement of assets and liabilities	Fuel	Foreign currency	Interest rate	Total

Asset (liability) as of December 31, 2014	19	15,134	(81,673)	(66,520)
Fair value variations:
Net losses recognized in profit or loss	492	58,249	-	58,741
Losses recognized in other comprehensive income	(2,394)	-	(5,999)	(8,393)
Payments (cash receipts) during the period	1,636	(65,866)	12,771	(51,459)
Asset (liability) as of June 30, 2015 (*)	(247)	7,517	(74,901)	(67,631)

Movement of other comprehensive results	Fuel	Foreign currency	Interest rate	Total

Balance as of December 31, 2014	168	-	(138,881)	(138,713)
Fair value adjustments during the period	(2,394)	-	(5,999)	(8,393)
Reversal, net to profit or loss (b)	2,139	-	2,145	4,283
Tax effect	87	-	1,310	1,397
Balance as of June 30, 2015	-	-	(141,425)	(141,425)

Effects on result (a+b)	(1,646)	58,249	(2,145)	54,458

Operational income	-	-	(6,592)	(6,592)
Financial income (expense)	(1,646)	58,249	4,447	61,050

(*)  Classified as "Rights with derivative operations" if the amount results in an asset or "Obligation with derivative operations" if the amount results in a liability. Includes R$1,534 of assets related to hedges held in an exclusive fund.

The Company adopts the hedge accounting. The derivatives contracted to hedge interest rate risk and fuel price risk are classified as "cash flow hedge", according to the parameters described in CPC 38.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Classification of derivatives financial instruments

               i.        Cash flow hedges

The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the exchange rates, interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in stockholders’ equity until the hedged revenue or expense is recognized.

The Company estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items.

The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80% and 125% the impact of the price fluctuation on the cost or expense of the hedged item.

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from stockholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the period.

              ii.        Derivative financial instruments not designated as hedge

The Company holds derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity.

Hedge activities

a)      Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with aircraft fuel prices.

The gains and losses from the derivative contracts for the years ended June 30, 2015 and December 31, 2014 are summarized below:

Closing balance on	06/30/2015	12/31/2014
Fair value at end of the period (R$)	(247)	-
Gains with hedge effectiveness recognized in stockholders’ equity, net of taxes (R$)	-	168

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Period ended on	03/31/2015	12/31/2014
Hedge result recognized in financial revenue (expenses) (R$)	(1,643)	(189,078)
Total gains (losses) (R$)	(1,643)	(189,078)

As of June 30, 2015, the Company and its subsidiaries do not hold derivatives non-designated as oil hedge accounting (cash flow).

Closing balance on	06/30/2015	12/31/2014
Fair value at the end of the period (R$)	-	19
Losses recognized in financial expense (R$)	(5)	(181,118)

Closing balance on	06/30/2015	12/31/2014
Volume hedged for future periods (Thousand barrels)	696	651
Volume engaged for future periods (Thousand barrels)	1.114	945

	3Q15	4Q15	1Q16	2Q16	Total 12M
Percentage of fuel exposure hedged	20%	9%	0%	0%	7%
Amount agreed in barrels (thousands barrels)	764	350	-	-	1,114
Future rate agreed per barrel (US$) (*)	73,88	71,25	-	-	73,05
Total in Brazilian Reais (**)	175,117	77,371	-	-	252,488

(*)    Weighted average between call strikes.

(**)  The exchange rate: R$3.1026/US$1.00.

b)      Foreign exchange hedge

As of June 30, 2015, the Company and its subsidiaries have future derivative contracts for the U.S. Dollar for foreign exchange cash flow protection, not designated as hedge accounting. The losses and gains of the derivatives, for the periods ended on June 30, 2015 and December 31, 2014, are presented below:

	06/30/2015	12/31/2014
Fair value at the end of period (R$)	7,517	15,134
Volume hedged for future periods (US$)	78,000	107,000

Period ended on	06/30/2015	12/31/2014
Gains (losses) recognized in financial revenue (expense) (R$)	58,249	(24,722)

	3Q15	4Q15	1Q16	Total 12M
Percentage of cash flow exposure	13%	3%	0%	4%
Notional amount (US$)	62,250	15,750	-	78,000
Future rate agreed (R$)	3,0858	3,0810	-	3,0848
Total in Brazilian Reais	192,091	48,526	-	240,614

c)      Interest rate hedges

As of June 30, 2015, the Company and its subsidiaries have swap derivatives designated as cash flow hedge for Libor interest rate. The summary of interest rate derivatives designated as Libor cash flow hedges is shown as follow:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Closing balance at	06/30/2015	12/31/2014
Fair value at the end of the period (R$)	(74,901)	(81,673)
Nominal value at the end of the period (US$)	530,714	591,150
Hedge losses recognized in stockholders’ equity, net of taxes (R$)	(141,424)	(138,881)

Period ended on	06/30/2015	12/31/2014
Losses recognized in financial expense (R$)	4,447	(48,412)
Losses recognized as operational costs (R$)	(6,592)	(13,093)
Total losses	(2,145)	(61,505)

As of June 30, 2015 the Company’s position in Libor interest derivative agreements not designated for hedge accounting.

Period ended on	06/30/2015	12/31/2014
Losses recognized in financial expense (R$)	-	-

Sensitivity analysis of derivative financial instruments

The sensitivity analysis of financial instruments was prepared according to CVM Instruction 475/08, in order to estimate the impact on the fair value of financial instruments operated by the Company, considering three scenarios considered in the risk variable: most likely scenario, the assessment of the Company; deterioration of 25% (possible adverse scenario) in the risk variable, deterioration 50% (remote adverse scenario).

The estimates presented, since they are based on simple statistics, do not necessarily reflect the amounts to be reported in the next Interim Financial Information. The use of different methodologies and/ or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis for market risks and financial instruments considered relevant by management, open position as of June 30, 2015 and based on the scenarios described above.

The probable scenario of the Company is the maintaining of the market rates.

In the tables, positive values are displayed as asset exposures (assets higher than liabilities) and negative values are exposed liabilities (liabilities higher than assets).

Individual

i)     Foreign exchange risk

As of June 30, 2015, the Company has a currency exposure of R$2,287,611 (see Note 31b). On this date, the exchange rate adopted was R$3.1026/US$, corresponding to the closing rate of the month published by Banco Central do Brasil as a likely scenario, and the impacts analyzed from the variation of 25% and 50% over the current rate are shown as follow:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Instrument	Risk	Exposed amount	Likely	Possible adverse scenario	Remote adverse scenario
			scenario	+ 25%	+ 50%
Liabilities, net	Dollar Appreciation	(2,287,611)	-	(571,903)*	(1,143,806)*

		Dollar		3.8783	4.6539

(*)     Negative amounts correspond to net losses in case of exchange variation.

Consolidated

i)     Fuel risk factor

As of June 30, 2015, the Company holds oil derivative contracts amounting 1,114 thousand barrels maturiting on June, 2015. The likely scenario is the market curve for the Heating Oil, which amounted as of June 30, 2015, US$63.08/bbl.

Risk	Exposed amount	Adverse Scenario Remote	Possible Adverse Scenario
		-50%	-25%
Decrease on the market prices	(247)	(67,640)	(23,825)

	Heating Oil	31.54	47.31

ii)     Foreign exchange risk factor

As of June 30, 2015, the Company holds Dollar derivative contracts with a notional value of US$78,000 with maturity until November, 2015, and a net exchange exposure liability of R$4,558,725 (see Note 31b). At the current date, the Company adopted the closing exchange rate of R$3.1026/US$ as a likely scenario, and the impact of the change of 25% and 50% over the current rate, is shown below:

Instruments	Exposed amount	-50%	-25%	+ 25%	+50%
		R$1.6040/USD	R$2.4060/USD	R$4.0100/USD	R$4.8120/USD
Liabilities, net	(4,566,242)	2,283,121	1,141,561	(1,141,561)*	(2,283,121)*
Derivative	7,517	(120,629)*	(60,300)*	60,356	120,685
	(4,558,725)	2,162,492	1,081,261	(1,081,205)*	(2,162,436)*

(*)  Negative values correspond to net losses expected in the case of U.S. Dollar appreciation.

III)   Interest risk factor

As of June 30, 2015, the Company holds financial investments and liabilities indexed to several rates, and Libor interest.

In the sensitivity analysis of non-derivative financial instruments it was considered the impacts on yearly interest of the exposed values as of June 30, 2015 (see Note 18), arising from fluctuations in interest rates according to the scenarios presented below:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Instruments	Risk	Exposed amount	Possible Adverse Scenario	Adverse Scenario Remote
			25%	50%
Financial investments - Short and Long-term debt, net (*)	Increase in the CDI rate	(149,578)	(17,797)	(35,593)
Derivative	Decrease in the Libor rate	(74,901)	(86,346)	(171,714)

(*) Refers to the sum of the values invested and raised in the market and indexed to CDI, the negative amounts means more debt than application.

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

a)      Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)      Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)      Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of June 30, 2015 and December 31, 2014:

	06/30/2015		12/31/2014
Financial instrument	Book value 03/31/2015	Other significant observable factors (level 2)	Book value 12/31/2014	Other significant observable factors (level 2)
Rights on derivative transactions	4,090	4,090	18,846	18,846
Liabilities from derivative transactions	(71,721)	(71,721)	(85,366)	(85,366)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

32.  Non-cash transactions

Consolidated

As of June 30, 2015, the Company increased its property, plant and equipment in the amount of R$18,031, related to an increase of the provision for aircraft return. This transaction did not affect its cash position during the period ended June 30, 2015.

As of June 30, 2015, the Company increased its losses recorded in “other comprehensive income” in the amount of R$4,873 related to cash flow hedge. This transaction did not affect its cash position during the period ended June 30, 2015.

As of June 30, 2015, the Company reduced its supplier payables balance throught acquisition of loan in the amount of R$31,275. This transaction did not affect its cash position during the period ended June 30, 2015.

33.  Insurance

As of June 31, 2015, the insurance coverage by nature, considering the aircraft fleet and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical Type	In Reais	In U.S. Dollars
Guarantee - hull/war	14,969,180	4,824,721
Civil liability per event/aircraft (*)	2,326,950	750,000
Inventories (*)	434,364	140,000

(*) Values per incident and annual aggregate.

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian Reais equivalent to one billion in U.S. Dollars.

34.   Eventos subsequentes

On July 14, 2015, the Board of Directors authorized the increase of the Company’s capital stock in the amount of R$ 461,272, with possibility of partial approval of the increase, upon the private issuance of 64,065,611 preferred shares, registered, bookentry and with no par value, at the issuance price of R$ 7.20 (seven reais and twenty cents) per share.

The Company’s management has also considered the particular details of the capital increase, which aims at allowing the capitalization of the Company, by means of committed investments of up to US$90 million by the controlling shareholder, and of up to US$56 million by Delta, in the context of the extension of the strategic alliance between the Company and Delta. The Company’s management has concluded that the net worth value of the Company’s shares and the equity value obtained through the potential profitability of the Company are not proper methodologies for determining the issuance price at this moment, given the clear lack of factors suggesting that the intrinsic value of the Company is not reflected in trading price of the shares.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

June 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The Company’s management concluded that the weighted average of the prices of the Company’s shares listed in BM&FBOVESPA on the last 30 (thirty) trading sessions immediately prior to July 14, 2015 (inclusive) was the most appropriate methodology for determining the issuance price

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.